Form 20-F
period 2025-09-30
Leishen Energy Holding Co., Ltd.
filed 2026-01-30
CIK 1985139

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:_________

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

Chaoyang District, Beijing, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.001 per share	LSE	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2025, there were 17,025,000  ordinary shares, issued and outstanding, par value US$0.001 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“Affiliated Entities” refers to Leishen Hong Kong, Leishen (Holding) Hong Kong, ZJY Technologies, China Oil Blue Ocean, Leishen Nanjing, Beijing Leishen Green Energy, Leishen Shandong, Leishen Services, Huayou Huitong, Sichuan Leishen Green Energy, Sichuan Leishen Hongzhuo and Xinjiang Breslin;

●	“Beijing Leishen Green Energy” refers to Leishen Green Energy Technology Development (Beijing) Co. LTD, a Chinese company and a wholly-owned subsidiary of Leishen (Holding) Hong Kong;

●	“BOD” or board refers to the board of directors of Leishen Cayman;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, China. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“China Oil Blue Ocean” refers to China Oil Blue Ocean Petroleum Technology Inc., a Chinese company and a wholly-owned subsidiary of Leishen (Holding) Hong Kong;

●	“CNG” refers to compressed natural gas;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region in the PRC;

●	“Huayou Huitong” refers to Sichuan Huayou Huitong New Material Co., Ltd., a Chinese company and a majority owned subsidiary of China Oil Blue Ocean;

●	“Leishen Cayman” refers to the registrant Leishen Energy Holding Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands;

●	“Leishen Hong Kong” refers to LeiShen Energy Group Co., Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Leishen Cayman;

●	“Leishen (Holding) Hong Kong” refers to LeiShen Energy Group Holding Co., Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Leishen Cayman;

●	“Leishen Nanjing” refers to Leishen Energy Technology (Nanjing) Co., Ltd., a Chinese company and a wholly-owned subsidiary of Leishen (Holding) Hong Kong;

●	“Leishen Services” refers to Leishen Energy Services Co., Ltd., a Chinese company and a wholly-owned subsidiary of Leishen Hong Kong;

●	“Leishen Shandong” refers to Leishen Energy Technology (Shandong) Co., Ltd., a Chinese company and a wholly-owned subsidiary of Leishen Hong Kong;

●	“MPa” refers to megapascal;

●	“LNG” refers to liquefied natural gas;

●	“Operating Subsidiaries” refers to our subsidiaries which directly carry out business operations, being ZJY Technologies, China Oil Blue Ocean, Leishen Nanjing, Beijing Leishen Green Energy, Leishen Shandong, Leishen Services, Huayou Huitong, Sichuan Leishen Green Energy, Sichuan Leishen Hongzhuo and Xinjiang Breslin;

●	“RMB” and “Renminbi” refers to the legal currency of mainland China;

●	“shares”, “Shares” or “Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.001 per share.

●

“Class A Ordinary Shares” are to the Class A ordinary shares of Leishen Energy Holding Co., Ltd., par value US$0.001 per share, each entitled to one (1) vote on all matters subject to vote at general meetings of Leishen Energy Holding Co., Ltd.

●

“Class B Ordinary Shares” are to the Class B ordinary shares of Leishen Energy Holding Co., Ltd., par value US$0.001 per share, each entitled to twenty-five (25) votes on all matters subject to vote at general meetings of Leishen Energy Holding Co., Ltd.

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

Substantially all of our business is conducted by our Operating Subsidiaries in the PRC, using Chinese dollars (the “RMB”), the legal currency of mainland China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. We used the spot exchange rate 7.1055 on September 30, 2025 and the average exchange rate 7.1628  from October 1, 2024 to September 30, 2025, depending on the accounting subject. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

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

We would like to caution you not to place undue reliance on these forward-looking statements. You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information-D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Adoption of Dual-Class Share Structure

On November 27, 2025, our shareholders approved an amendment and restatement of our memorandum and articles of association to adopt a dual-class share structure:

(a)	From: US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each;

(b)	To: US$500,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights and benefits as attributed to them in the Second Restated Memorandum and Articles of Association;

(c)	By:

(i)	re-designating, on a one-for-one basis, all of the issued and outstanding Ordinary Shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively) into Class A Ordinary Shares of a par value of US$0.001 each, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and Second Restated Memorandum and Articles of Association.

(ii)	re-designating, on a one-for-one basis, the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, into Class B Ordinary Shares of a par value of US$0.001 each, each having twenty-five (25) votes per share and the other rights attached to it as set out in the Second Restated Memorandum and Articles of Association;

(iii)	re-designating, on a one-for-one basis, 20,000,000 of the authorized but unissued Ordinary Shares into Class B Ordinary Shares, each having twenty-five (25) votes per share and the other rights attached to it as set out in the Second Restated Memorandum and Articles of Association; and

(iv)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Second Restated Memorandum and Articles of Association

Following the adoption of the dual-class share structure, Mr. Hongliang Li, through Polar Energy Company Limited, beneficially owns 50% of our outstanding Class B Ordinary Shares, and Mr. Hongqi Li and Ms. Jin Wu, through WISE-POWER ENERGY SERVICES CO., Ltd., beneficially own the remaining 50% of our outstanding Class B Ordinary Shares. Due to the disparate voting powers associated with our two classes of ordinary shares, our directors and officers hold in aggregate approximately 98.66% or more of voting power of our Company as of the date of this annual report.

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

Permissions Required from the PRC Authorities for Our Operations

The PRC government initiated a series of regulatory actions and statements to regulate activities in the overseas securities listing in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which have come into effect on March 31, 2023. The Overseas Listing Trial Measures will regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, Leishen Cayman shall be required to designate an operating subsidiary in the PRC to complete the filing procedures with the CSRC. However, there is no guarantee that Leishen Cayman or its Operating Subsidiaries will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future. On February 17, 2023, CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Provisions on Confidentiality and Archives Administration, which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. However, since the Trial Measures were newly promulgated, the interpretation, application and enforcement of Trial Measures remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings or any other capital raising activities, it is uncertain whether it would be possible for us to complete the filing, or how long it will take us to do so. For details, see “- D. Risk Factors - Risks Related to Doing Business in China - The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Additionally, the PRC regulatory requirements regarding cybersecurity are evolving, including adopting new measures to extend the scope of cybersecurity reviews. As confirmed by our PRC counsel, Jingtian & Gongcheng, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) became effective on February 15, 2022, considering that (i) we currently do not have personal information of more than one million people and do not anticipate that we will be collecting over one million people’s personal information in the foreseeable future, (ii) we have not been identified as a “critical information infrastructure operator” by any government authorities, and (iii) we have not received any notification of cybersecurity review from relevant governmental authorities due to our impact or potential impact on national security. For more detailed information, see “- D. Risk Factors - Risks Related to Doing Business in China - In light of recent events indicating greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and future offerings.”

The Holding Foreign Companies Accountable Act

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found it was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm, Wei, Wei & Co., LLP, is headquartered in the United States and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the 2021 Determination Report to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. For details, see “- D. Risk Factors - Risks Related to Doing Business in China - The newly enacted “HFCAA” and “AHFCAA” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and if our auditors fail to permit the PCAOB to inspect the auditing firm, our Class A Ordinary Shares may be subject to delisting.”

Selected Financial Data

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	We are reliant on a small number of customers who contribute a majority of our revenue and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

●	The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.

●	The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

●	We must continually research and develop new technologies and products to remain competitive.

●	A failure by our third-party vendors to fulfill their obligations would negatively affect our ability to operate profitably.

●	As a technology-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may be accused of infringing the intellectual property rights of others.

●	Our software products may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

●	Our future success depends on our ability to help our customers find, develop and acquire oil and gas reserves.

●	Our customers are companies engaged in the oil and gas industry and the greater energy industry, and, consequently, our financial performance is dependent upon the economic conditions of those industries.

●	Changes in environmental and regulatory factors may impair our business.

●	Natural gas reserve degradation and depletion may reduce our customers’ profitability and in turn our financial performance.

●	We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

●	Our ability to attract and retain skilled workers may impact growth potential and profitability.

●	Our business is capital intensive and our growth strategy may require additional capital, which may not be available on favorable terms or at all.

●	Our certificates, permits, and license are subject to governmental regulation and renewal, and the failure to obtain renewal would cause all or part of our operations to be suspended and may have a material adverse effect on our financial condition.

●	If any of the affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

●	The COVID-19 pandemic adversely affected and similar pandemics could adversely affect the operations of our system, in-person oil and gas services and results of our business operations.

Risks Related to Doing Business in China

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

●	The Chinese government has significant authority to exert influence on the conduct of our business and may intervene or influence our operations at any time, which result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China with little advance notice, could materially and adversely affect us.

●	Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from using the proceeds from our subsequent offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

●	We may be affected by the currency conversion system.

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

●	Evolution with respect to the PRC legal system could adversely affect us.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	The PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

●	If we become subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve such matters, which could harm our business operations, stock price and reputation.

●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	The newly enacted “HFCAA” and “AHFCAA” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and if our auditors fail to permit the PCAOB to inspect the auditing firm, our Class A Ordinary Shares may be subject to delisting.

●	Increases in labor costs in the PRC may adversely affect our business and our profitability.

●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	It may be difficult for overseas regulators to directly conduct investigation or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A Ordinary Shares.

●	We may be subject to risks associated with historical equity transfers and unpaid tax liabilities.

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and future offerings.

●	Failure to comply with PRC property-related laws and regulations regarding certain of our leased properties may adversely affect our business, financial condition and results of operations.

●	We may face administrative penalty if we fail to register the correct business address.

●	If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

Risks Related to Our Class A Ordinary Shares

●

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial.

●	Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

●	We have not historically declared or paid dividends on our Ordinary Shares and, consequently, your ability to achieve a return on your investment will primarily depend on appreciation in the price of our Ordinary Shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish negative reports regarding our Class A Ordinary Shares or business operations, the price and/or trading volume of our Class A Ordinary Shares could decline.

●	The trading price of our Class A Ordinary Shares has been and will likely continue to be volatile, which could result in substantial losses to investors.

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

●	We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Securities Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S issuer.

●	As a “controlled company” under the rules of the Nasdaq Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Risks Related to Our Business and Industry

We are reliant on a small number of customers who contribute a majority of our revenue and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

During the fiscal years ended September 30, 2025 and 2024, we had a high concentration of customer revenue and our three largest customers accounted for 42.6% and 45.3% of our total operating revenue respectively.  Please see “Item 4. Information on the Company-B. Business Overview-Our Customers” and “Note 2-Significant risks-Concentration of customers and suppliers” to our consolidated financial statements enclosed with this annual report for further information. Due to the concentration of revenues from a limited number of customers, if we do not receive the payments expected from any of these key customers, or if our agreements and working relationships with such customers are not renewed, our revenue, financial condition and results of operations will be negatively and materially impacted. We cannot guarantee that any of our customers in the future will not cease purchasing services or products from us in favor of services or products from our competitors, significantly reduce orders or seek price reductions in the future, and any such event could have a material adverse effect on our revenue, profitability, and results of operations.

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

We currently conduct our operations in China through our PRC Operating Subsidiaries. As part of these arrangements, substantially all of our assets that are used in our business are held by the subsidiaries. If any of our Operating Subsidiaries becomes bankrupt and all or part of its assets become subject to the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of the Operating Subsidiaries undergoes a voluntary or involuntary liquidation proceeding, third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business operations, financial performance and the market prices of our Class A Ordinary Shares.

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

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is U.S. dollars. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and U.S. regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal controls over financial accounting, inadequate corporate governance policies and, in many cases, allegations of fraudulent activities. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have experienced and may experience in the future high volatility in trading prices and market value and, in some cases, may be subject to the delisting procedures from the national stock exchanges. Some of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our business and stock prices when listed on a national stock exchange. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or false, we will have to expend significant capital and time to investigate such allegations and defend our company. If such allegations are proven to have merit, we and our business operations could be severely affected and you could sustain a significant loss in your investment in our Class A Ordinary Shares.

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

If it is determined that any approval, filing or other administrative procedure from other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

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

The newly enacted “HFCAA” and “AHFCAA” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Class A Ordinary Shares trading in the United States and if our auditors fail to permit the PCAOB to inspect the auditing firm, our Class A Ordinary Shares may be subject to delisting.

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

Our auditor, Wei, Wei & Co., LLP, is an independent registered public accounting firm registered with the PCAOB and is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments may have added uncertainties to our Class A Ordinary Shares trading in the United States, to which Nasdaq may apply additional and more stringent criteria with respect to our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to their audits. If independent registered public accounting firm fails to permit PCAOB to inspect its firm, our Class A Ordinary Shares may be subject to delisting.

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

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A Ordinary Shares.

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

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our Class A Ordinary Shares, or the gains realized from the transfer of our Class A Ordinary Shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Class A Ordinary Shares or on dividends paid to our non-resident investors, the value of your investment in our Class A Ordinary Shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements. Non-PRC resident enterprises that are entitled to be taxed at a reduced rate under an applicable income tax treaty may apply to the PRC tax authorities for a refund of any amount withheld in excess of the applicable treaty rate, and payment of such refund will be subject to the PRC tax authorities’ verification.

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

We lease properties in the PRC for our business. See “Item 4. Information on the Company-D. Property, Plant and Equipment-Properties.” Some of these properties do not meet certain property-related requirements under PRC laws and regulations. For example, all of the leases of our properties had not been registered and filed with the competent PRC government authorities as required by applicable PRC laws and regulations. We cannot assure you the lessors will cooperate and complete the registration in a timely manner, although failure to complete the registration and filing of lease agreements will not affect the validity of such leases or impede our use of the relevant properties but could result in the imposition of fines up to RMB10,000 (US$1,400) for each leased property that is unregistered if we fail to rectify the noncompliance within the time frame prescribed by the relevant authorities. Furthermore, some of the lessors of our leased properties have not provided us with their property ownership certificates, and no lease agreements were executed for some of these properties. If our lessors are not the owners of the properties and have not obtained consents from the owners or their lessors, our leases could be invalidated or terminated as a result of challenges by third parties. If that occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate, which may negatively influence our operations.

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

Risks Related to Our Class A Ordinary Shares

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial.

We have adopted a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares are entitled to one (1) vote per Class A Ordinary Share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares are entitled to twenty-five (25) votes per Class B Ordinary Share. Due to the disparate voting powers associated with our two classes of ordinary shares, our directors and officers hold in aggregate approximately 98% or more of voting power of our Company as of the date of this annual report. Their interests may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. In addition, if we issue additional Class A Ordinary Shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Class A Ordinary Shares.

We have not historically declared or paid dividends on our Ordinary Shares and, consequently, your ability to achieve a return on your investment will primarily depend on appreciation in the price of our Class A Ordinary Shares.

We have not historically declared or paid dividends on our Ordinary Shares. We currently intend to invest the Company’s future earnings, if any, to fund the Company’s growth, to develop the Company’s business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the near future. Therefore, the success of an investment in our Class A Ordinary Shares will mainly depend upon any future appreciation in their value. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the discretion of the Company’s BOD and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Company’s BOD may deem relevant.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative reports regarding our Class A Ordinary Shares or business operations, the price and/or trading volume of our Class A Ordinary Shares could decline.

The trading market for our Class A Ordinary Shares may be affected in part by the research reports that industry or securities analysts publish about our stock or our business. We do not have any control over these analysts or their reports. If one or more of the analysts who cover us downgrade our Class A Ordinary Shares or share negative information about us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on our Class A Ordinary Shares, our visibility in the financial markets may decline, which could lead to the decreases of the trading price and trading volume of our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares has been and will likely continue to be volatile, which could result in substantial losses to investors.

As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Moreover, the volatility and fluctuation of the trading price of our Class A Ordinary Shares may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A Ordinary Shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. Also, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we may choose to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers which are required to comply with the effective dates for new or revised accounting standards applicable to public companies. This may make affect the quality of our disclosure and make our Class A Ordinary Shares less attractive to investors.

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

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s ICFR and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-PFIC Rules.”

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

INTELLECTUAL PROPERTY

We seek to protect our intellectual properties through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of September 30, 2025, we had 105 registered patents, 8 registered software copyrights, 6 registered trademarks and 1 registered domain name.

We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information - D. Risk Factors -Risks Related to Our Business and Industry-We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “Item 3. Key Information - D. Risk Factors -Risks Related to Our Business and Industry-We may be accused of infringing the intellectual property rights of others.”

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

Our insurance coverage complies with the requirements of PRC laws, except that we may be required to make additional contributions of social insurance fund and/or housing provident fund and late payments and fines under PRC laws and regulations. For the related risk factor, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties” for more details. We believe that such coverage is in line with industry norms in the PRC and is adequate and sufficient for our current operations.

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

The table below sets out further details of the principal factory space we lease as of January 30, 2026. During the fiscal years ended September 30, 2021 and 2022, the Company engaged Sichuan TIBO Fluid Technology Co., Ltd., in which the Company had an equity interest of 40%, to manufacture all of its products. From April 2023 onwards, the Company leased two manufacturing facilities from Sichuan TIBO Fluid Technology Co., Ltd., from which point all of the Company’s products are manufactured through its Group entities at such two manufacturing facilities.

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

Annual production capacity: 220 wellhead control cabinets and 360 sampling systems.

Annual output value: RMB 80-100 million

Mortgage, Mortgagor: Sichuan TIBO Fluid Technology Co., Ltd. Mortgagee: Bank of Chengdu Co., Ltd. Jianyang Sub-branch

Sichuan TIBO Fluid Technology Co., Ltd. (Lessor) China Oil Blue Ocean (Lessee)	Shiliba Industrial Park, Xinshi Town, Jianyang City, Sichuan Province, PRC	4,500 square meters, manufacturing and office use	April 1, 2023 to March 31, 2033	Lessor shall be responsible for repair and maintenance.	Mainly produces: Reciprocating compressors, expanders, skid-mounted equipment Annual output value: RMB 150-210 million	Mortgage, Mortgagor: Sichuan TIBO Fluid Technology Co., Ltd. Mortgagee: Bank of Chengdu Co., Ltd. Jianyang Sub-branch

The table below sets out further details of the principal office space we lease as of January 31, 2027:

Lessor and Lessee	Address	Size and Use	Lease Term	Maintenance and Repair of the Premises	Encumbrances
Li Hongqi (Lessor) ZJY Technologies (Lessee)	1410, Tower B, Locke Times Center, Building 103, Huizhongli, Chaoyang District, Beijing	60m2 office use	January 1, 2026 to December 31, 2026	Regarding normal wear and tear of the Premises and accessory articles, equipment and facilities, the Lessee shall promptly notify Lessor for repair. Where the Premises and accessory articles, equipment and facilities thereof sustain any damage or failure due to Lessee’s improper custody or unreasonable use, the Lessee shall be responsible for repair and maintenance and shall be liable for indemnification.	N/A

Li Hongqi (Lessor) China Oil Blue Ocean (Lessee)	1410, Tower B, 14/F, Locke Times Center, Building 103, Huizhongli, Chaoyang District, Beijing	98m2, office use	January 1, 2026 to December 31, 2026	Regarding normal wear and tear of the Premises and accessory articles, equipment and facilities, the Lessee shall promptly notify Lessor for repair and maintenance. Where the Premises and accessory articles, equipment and facilities thereof sustain any damage or failure due to Lessee’s improper custody or unreasonable use, the Lessee shall be responsible for repair and maintenance and shall be liable for indemnification.	N/A

Li Hongqi (Lessor) Beijing Leishen Green Energy (Lessee)	Room 1410, Tower B, 14/F Locke Times Center, 103/F Huizhongli, Chaoyang District, Beijing	30m2, office use	January 1, 2026 to December 31, 2026	With respect to loss caused by the natural attribute or reasonable use to the Premises and accessory articles, equipment and facilities thereof, Lessee shall notify Lessor in a timely manner for repair. If the Premises and accessory articles, equipment and facilities thereof are damaged due to the Lessee’s improper custody or unreasonable use, the Lessee shall be responsible for repair and maintenance and shall be liable for compensation.	N/A

Li Hongliang (Lessor) Sichuan Leishen Hongzhuo (Lessee)	Room 2708, 27/F, Unit 1, No. 108, Shenghua Road, No. 99, Jitai First Street, No. 89, Jitai First Street, Chengdu, China, China (Sichuan) Free Trade Zone	90m2, office use	January 1, 2026 to December 31, 2026	Lessor shall maintain the main structure and walls, power lines, drainage equipment, pipes and cables in proper state and condition of repair.	N/A

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

Leishen Energy Holding Co., Ltd. (“Leishen Cayman”) was incorporated under the laws of Cayman Islands as an exempted company with limited liability on October 19, 2022. As a holding company with no material operations, Leishen Cayman conducts substantially all of its operations through its operating subsidiaries (collectively, the “Company”) in the PRC. The Company is a provider of clean-energy equipment and integrated solutions to the oil and gas industry, with a commitment to providing customers with high-performance, safe and cost-effective energy solutions. The Company’s major businesses segments include (i) clean-energy equipment; (ii) oil and gas engineering technical services; (iii) new energy production and operation; and (iv) digitalization and integration equipment. The Company’s business operations have expanded beyond the PRC to Central Asia, and Southeast Asia. At present, the Company holds 102 invention and utility model patent, 3 trademarks and 8 software copyrights.

On December 20, 2024, Leishen Cayman (Nasdaq: LSE) consummated its initial public offering (the “IPO”) of 1,375,000 ordinary shares, par value $0.001 at $4.00 per share (each, an “Ordinary Share”), with gross proceeds of $5.5 million. On January 8, 2025, Leishen Cayman issued and sold 150,000 additional Ordinary Shares at $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of $600,000. As a result, Leishen Cayman raised aggregate gross proceeds of $6.1 million in the IPO. After deducting underwriting discounts and commissions, the Company received total net proceeds of $5.4 million.

On November 11, 2025, the Company adopted a dual-class share capital structure pursuant to which all of its issued and outstanding ordinary shares were redesignated into Class A Ordinary Shares and Class B Ordinary Shares on a one-for-one basis. All of the Company’s listed shares were reclassified as Class A Ordinary Shares, each carrying one vote per share, and the Class B Ordinary Shares carry twenty-five votes per share.

The Company’s corporate structure as of September 30, 2025 was as follows:

Yali Wang
Xiangteng Li
Hongqi Li
Jin Wu
Hongliang Li
Hongguang Li
60%
40%
50%
50%
100%
100%
Pacific Century Oil and Gas Technology Co., LTD
WISE-POWER ENERGY SERVICES CO., LTD.
Polar Energy Company Limited
COBO Petroleum Technology Co., LTD
Leishen Energy Holding Co., Ltd. (Nasdaq：LSE)
100%
LeiShen Energy Group Holding Co., Limited
100%
LSE Energy International Co., Ltd（Saudi)
100%
LSE Energy America Inc
100%
Lionize Engineering Technology Limited
100%
LeiShen Energy Group Co., Limited
100%
ZJY TECHNOLOGIES CO., LTD.
100%
China Oil Blue Ocean Petroleum Technology Inc.
100%
Leishen Energy Technology (Nanjing) Co. LTD
100%
Leishen Green Energy Technology Development (Beijing) Co. LTD
100%
Leishen Energy Service Co. LTD
100%
Leishen Energy Technology (Shandong) Co. LTD
51%
Sichuan Huayou Huitong New Material Co. LTD
100%
China Oil Blue Ocean Hydrogen Energy Technology Co.,Ltd
100%
Sichuan Leishen Hongzhuo Energy Development Co.,Ltd
100%
Xinjiang Bresilin Oil and Gas Service Co.,Ltd
100%
Suqian Hanmo Energy Service Co.,Ltd

Below is an overview of the Company’s principal subsidiaries as of September 30, 2025:

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Leishen Energy Group Holding Co.，Ltd. (“Leishen (Holding) Hong Kong”)	Hongkong, China	November 25, 2022	100%	Holding company
Leishen Energy Group Co., Ltd. (“Leishen Hong Kong”)	Hongkong, China	February 11, 2010	100%	Purchase and sale of oil and gas professional equipment and instruments
ZJY Technologies Co., Ltd. (“ZJY Technologies”)	Beijing, China	March 2, 2007	100%	Design and sale of oil and gas professional equipment and after-sales support, and oilfield digitalization and integration service
China Oil Blue Ocean Petroleum Technology Inc. (“China Oil Blue Ocean”)	Beijing, China	October 19, 2007	100%	Design and sale of oil and gas equipment and instruments, and engineering technology services
Leishen Energy Technology (Nanjing) Co.,Ltd. (“Leishen Nanjing”)	Nanjing, China	September 27, 2022	100%	Purchase and sale of oil and gas professional equipment and instruments
Leishen Green Energy Technology Development Co., Ltd. (“Beijing Leishen Green Energy”)	Beijing, China	January 29, 2018	100%	No business operations
Leishen Energy Technology (Shandong) Co., Ltd. (“Leishen Shandong”)	Shandong, China	September 14, 2010	100%	Sales of oil and gas professional equipment and instruments
Leishen Energy Services Co., Ltd. (“Leishen Services”)	Shandong, China	January 23, 2019	100%	No business operations
Sichuan Leishen Hongzhuo Energy Development Co., Ltd. (“Sichuan Leishen Hongzhuo”)	Chengdu, China	January 16, 2019	100%	Production, storage and transportation of natural gas (LNG/CNG)
Sichuan Huayou Huitong New Material Co. Ltd. (“Huayou Huitong”)	Chengdu, China	May 29, 2020	51%	Production and sales of bonded composite pipes
Xinjiang Breslin Oil and Gas Service Co., Ltd. (“Xinjiang Breslin”)	Xinjiang, China	August 22, 2024	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service
Lionize Engineering Technology Limited	Hongkong, China	February 21, 2025	100%	No business operations
Suqian Hanmo Energy Service Co..Ltd.( “Suqian hanmo”)	Jiangsu, China	April 21, 2025	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service
LSE Energy International Co., Ltd (“LSE Energy International”)	Saudi Aribia	June 29, 2025	100%	No business operations
LSE Energy America Inc (“LSE Energy America”)	United States	August 14, 2025	100%	No business operations
China Oil Blue Ocean Hydrogen Energy Technology Co.,Ltd (“China Oil Hydrogen Energy”)	Beijing, China	August 5, 2025	100%	No business operations

Factors Affecting Our Results of Operations

Economic conditions and competitive pressure

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

Results of Operations

Comparison of Results of Operations for the Years Ended September 30, 2025 and 2024

The following table summarizes our results of operations for the years ended September 30, 2025 and 2024, and provides information regarding the dollar and percentage change between the years.

	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$48,335,553	100.0%	$69,073,374	100.0%	$(20,737,821)	(30.0)%
Cost of revenues	(39,809,882)	(82.4)%	(53,038,855)	(76.8)%	13,228,973	(24.9)%
Gross profit	8,525,671	17.6%	16,034,519	23.2%	(7,508,848)	(46.8)%

Operating expenses:
Selling and marketing	1,835,938	3.8%	2,053,194	3.0%	(217,256)	(10.6)%
General and administrative	5,124,362	10.6%	4,475,500	6.5%	648,862	14.5%
Provision for expected credit losses	2,984,108	6.2%	1,504,390	2.2%	1,479,718	98.4%
Research and development	247,216	0.5%	449,542	0.7%	(202,326)	(45.0)%
Total operating expenses	10,191,624	21.1%	8,482,626	12.4%	1,708,998	20.1%

(Loss) income from operations	(1,665,953)	(3.5)%	7,551,893	10.8%	(9,217,846)	(122.1)%

Other income:
Interest expense	(71,194)	(0.1)%	(57,018)	(0.1)%	(14,176)	24.9%
Exchange gains (loss)	15,063	0.0%	(18,107)	0.0%	33,170	(183.2)%
Income from equity investment	210,140	0.4%	81,150	0.1%	128,990	159.0%
Income from short-term investments	2,309,129	4.8%	445,271	0.6%	1,863,858	418.6%
Interest income from loan receivable	146,619	0.3%	-	-	146,619	NA
Loss from disposal of property and equipment	(35,766)	(0.1)%	-	-	(35,766)	NA
Gain on disposal of equity investment	315,476	0.7%	-	-	315,476	NA
Loss from deregistration of a subsidiary	(790,870)	(1.6)%			(790,870)	NA
Other income, net	336,913	0.7%	171,845	0.2%	165,068	96.1%
Total other income, net	2,435,510	5.1%	623,141	0.8%	1,812,369	290.8%
Income before income taxes	769,557	1.6%	8,175,034	11.6%	(7,405,477)	(90.6)%
Income tax (benefit) expense	(508,978)	(1.1)%	184,818	0.3%	(693,796)	(375.4)%
Net income	1,278,535	2.7%	7,990,216	11.3%	(6,711,681)	(84.0)%
Net income (loss) attributable to non-controlling interests	24,148	0.0%	(105,655)	(0.2)%	129,803	(122.9)%
Net income attributable to Leishen Energy Holding Co., Ltd.	$1,254,387	2.7%	$8,095,871	11.5%	$(6,841,484)	(84.5)%

Revenues

Currently, we have four revenue streams: clean-energy equipment sales, digitalization and integration equipment sales, new energy sales and delivery of oil and gas field engineering technical services. Revenues for the year ended September 30, 2025 decreased by $20,737,821 or 30.0%, to $48,335,553 from $69,073,374 in fiscal year 2024. The decrease in our revenues was attributable to the decrease in revenue from clean-energy equipment sales and new energy sales.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2025, and 2024:

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Clean-energy equipment	$22,073,207	45.7%	$33,816,111	49.0%	$(11,742,904)	(34.7)%
Digitalization and integration equipment	2,731,568	5.7%	3,081,230	4.5%	(349,662)	(11.3)%
New energy sales	19,536,237	40.4%	25,822,344	37.4%	(6,286,107)	(24.3)%
Oil and gas engineering technical services	3,994,541	8.2%	6,353,689	9.1%	(2,359,148)	(37.1)%
Total	$48,335,553	100.0%	$69,073,374	100.0%	$(20,737,821)	(30.0)%

Revenues from clean-energy equipment sales. Revenues from clean-energy equipment sales accounted for 45.7% and 49.0% of our revenues for the years ended September 30, 2025 and 2024, respectively. Revenue from clean-energy equipment sales decreased by $11,742,904 or 34.7% to $22,073,207 for the year ended September 30, 2025 from $33,816,111 in fiscal year 2024. The decrease was mainly due to orders from existing domestic customers decreased as the market demand decreased due to the economic downturn. With the decline of the domestic market demand, cost control of major clients, domestic market competition is becoming more intense, which led to a 10% to 40% lower selling price for some of the common products. The Company is actively exploring the international market currently for the future growth. We expect to rebuild our revenue base, decrease reliance on the PRC market and expand revenue by gaining access to the international market.

Revenues from digitalization and integration equipment sales. Revenues from digitalization and integration equipment sales accounted for 5.7% and 4.5% of our revenues for the years ended September 30, 2025 and 2024, respectively. Revenue from digitalization and integration equipment sales decreased by $349.662 or 11.3% to $2,731,568 for the year ended September 30, 2025 from $3,081,230 in fiscal year 2024. The decrease was mainly due to orders from existing customers decreased with no increase in new customers. The Company is trying to develop new customers at home and abroad. Given its strong reputation and market demand, we expect this segment of revenue will make more contribution to the overall income in the future.

Revenues from new energy sales. Revenues from new energy sales accounted for 40.4% and 37.4% of our revenues for the years ended September 30, 2025 and 2024, respectively. Revenue from new energy production and operation sales decreased by $6,286,107 or 24.3% to $19,536,237 for the year ended September 30, 2025 from $25,822,344 in fiscal year 2024. The decrease was mainly due to the expiration of sales agreement with a major client. We are actively working to renew the agreement and get more big clients in natural gas trading.

Revenues from oil and gas engineering technical services. Revenues from oil and gas engineering technical services accounted for 8.2% and 9.1% of our revenues for the years ended September 30, 2025 and 2024, respectively. Revenues from oil and gas field engineering technical services decreased by $2,359,148 or 37.1% to $3,994,541 for the year ended September 30, 2025 from $6,353,689 in fiscal year 2024. The decrease was due to the lower service price result from the market competition. Our existing customers adopted a low-cost operating model and tightly controlled budgets, which reduce the service price. The Company is trying to develop new customers and new projects, also expand new potential service type and service scope at home and abroad, and we expect these initiatives could help restore our revenue base and grow our revenue from this segment.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the years ended September 30, 2025 and 2024:

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Clean-energy equipment	$17,538,969	44.1%	$23,492,973	44.3%	$(5,954,004)	(25.3)%
Digitalization and integration equipment	2,113,040	5.2%	2,521,522	4.7%	(408,482)	(16.2)%
New energy sales	19,231,664	48.3%	25,173,782	47.4%	(5,942,118)	(23.6)%
Oil and gas engineering technical services	926,209	2.4%	1,850,578	3.6%	(924,369)	(50.0)%
Total	$39,809,882	100.0%	$53,038,855	100.0%	$(13,228,973)	(24.9)%

Cost of clean-energy equipment sales decreased by $5,954,004, or 25.3%, to $17,538,969 for the year ended September 30, 2025 from $23,492,973 in fiscal year 2024, which was mainly due to the decrease of equipment sales revenue and effective control of procurement cost.

Cost of digitalization and integration equipment sales decreased by $408.482, or 16.2%, to $2,113,040 for the year ended September 30, 2025 from $2,521,522 in fiscal year 2024, which was mainly due to the decrease in sales of digitalization and integration equipment.

Cost of new energy sales decreased by $5,942.118 or 23.6% to $19,231,664 for the year ended September 30, 2025 from $25,173,782 in fiscal year 2024, which was mainly due to the decrease of sales of new energy.

Cost of oil and gas engineering technical services decreased by $924,369 or 50.0% to $926,209 for the year ended September 30, 2025 from $1,850,578 in fiscal year 2024, which was mainly due to the decrease of oil and gas engineering technical service settlement price.

Gross Profit

Gross profit was $8,525.671 for the year ended September 30, 2025, a decrease of $7,508.848, from $16,034,519 in fiscal year 2024. The decrease in gross profit was attributed mainly to the decline in revenues. Gross margin decreased by 5.6%, to 17.6% mainly due to unfavorable revenue-mix driven specifically by a decrease in gross margin on clean-energy equipment sales.

Our gross profit and gross margin by revenue types were as follows:

	Years Ended September 30,
	2025		2024		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Clean-energy equipment	$4,534,238	20.5%	$10,323,138	30.5%	$(5,788,900)	(10.0)%
Digitalization and integration equipment	618,528	22.6%	559,708	18.2%	58,820	4.4%
New energy sales	304,573	1.6%	648,562	2.5%	(343,989)	(0.9)%
Oil and gas engineering technical services	3,068,332	76.8%	4,503,111	70.9%	(1,434,779)	5.9%
Total	$8,525,671	17.6%	$16,034,519	23.2%	$(7,508,848)	(5.6)%

Gross profit for clean-energy equipment sales decreased by $5,788,900 to $4,534,238 for the year ended September 30, 2025, compared to $10,323,138 in fiscal year 2024. The decrease in gross profit was due to decrease of equipment sales. Gross margin decreased by 10.0% to 20.5% due to the expiration of sales agreements with a major client, which led to a decline in revenue for fiscal year 2024, while fixed costs remained substantially unchanged.

Gross profit for digitalization and integration equipment sales increased by $58,820 to $618,528 for the year ended September 30, 2025, compared to $559,708 in fiscal year 2024. Gross margin increased by 4.4%, to 22.6% for the year ended September 30, 2025, from 18.2% in fiscal year 2024. The increase in gross margin in fiscal 2025 was due mainly to the implementation of effective cost control initiatives.

Gross profit for new energy sales decreased by $343,989 to $304,573 for the year ended September 30, 2025, compared to $648,562 for the same period in fiscal year 2024. The decrease in gross profit was mainly due to the sales decreasing. Gross margin decreased by 0.9%, to 1.6% for the year ended September 30, 2025, from 2.5% in fiscal year 2024 due to the decline in domestic demand for LNG and CNG, and fierce competition in the domestic gas trade market, which led to a reduction in overall sales prices and lower gross profit.

Gross profit for oil and gas engineering technical services decreased to $3,068,332 for the year ended September 30, 2025 from $4,503,111 in fiscal year 2024. Gross margin increased by 5.9%, to 76.8% for the year ended 30, 2025, from 70.9% in fiscal year 2024. The increase in gross margin was attribute to efforts to reduce our overall service costs.

Operating Expenses

Operating expenses were as following:

	Years Ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Selling and marketing	$1,835,938	18.0%	$2,053,194	24.2%	$(217,256)	(10.6)%
General and administrative	5,124,362	50.3%	4,475,500	52.8%	648,862	14.5%
Provision for expected credit losses	2,984,108	29.3%	1,504,390	17.7%	1,479,718	98.4%
Research and development	247,216	2.4%	449,542	5.3%	(202,326)	(45.0)%
Total operating expenses	$10,191,624	100.0%	$8,482,626	100.0%	$1,708,998	20.1%

Selling and marketing Expenses

Selling and marketing expenses consist primarily of shipping and warehouse fees, consulting fees, bidding fees and payroll and benefits for employees involved in the sales and distribution functions. Selling and marketing expenses were $1,835,938 for the year ended September 30, 2025, a decreased of $217,256, or 10.6%, from $2,053,194 in fiscal year 2024. The decrease was due mainly to the reduction in shipping and warehouse fees of $347,069 and entertainment fees of $123,256 as a result of the decline in sales, offset by the increase in technical consulting fee of $258,958 as a result of products certification and technical training. With the Company’s organizational restructuring and improved operational efficiency, selling expenses are expected to remain at a stable level in the future.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our G&A expenses were $5,124,362 for the year ended September 30, 2025, an increase of $648,862 or 14,5%, from $4,475,500 in fiscal year 2024. The main reason for the increase was the increase in consulting service fee of $670,175 as a result of higher service costs required during the listing process. At present, the Company is in the period of expansion, the number of employees is increasing, and various administrative costs are increasing. G&A expenses may continue to increase due to higher compliance and management requirements after the Company’s IPO.

Provision for expected credit losses

Provision for expected credit losses was $2,984,108 for the year ended September 30, 2025, an increase of $1,479,718 or 98.4%, from $1,504,390 for fiscal year 2024. The increase was mainly due to the slowdown of the PRC economy and difficult macroeconomic conditions. The Company records an allowance for credit losses in accordance with ASC 326.

Research and development expenses

R&D expenses consist primarily of payroll and related costs for employees involved in research functions and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our R&D expenses were $247,216 for the year ended September 30,2025, a decreased of $202,326 from $449,542 in fiscal year 2024 due to reduction in business orders, which led to lower R&D in fiscal year 2025. In line with the Company’s internationalization strategy aimed at upgrading product technology and quality to meet international standards, the Company plans to increase investment in technical talent and R&D in the coming year to strengthen the international competitiveness.

Other income, net

Other income was as follows:

	Years Ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Interest expense	$(71,194)	(2.9)%	$(57,018)	(9.2)%	$(14,176)	24.9%
Exchange (loss) gains	15,063	0.6%	(18,107)	2.9%	33,170	(183.2)%
Income from equity investment	210,140	8.6%	81,150	13.0%	128,990	159.0%
Net investment income	2,309,129	94.9%	445,271	71.5%	1,863,858	418.6%
Interest income from loan receivable	146,619	6.0%	-	-	146,619	NA
Loss from disposal of property and equipment	(35,766)	(1.5)%	-	-	(35,766)	NA
Gain on disposal of equity investment	315,476	13.0%	-	-	315,476	NA
Loss from deregistration of a subsidiary	(790,870)	(32.5)%			(790,870)	NA
Other income, net	336,913	13.8%	171,845	27.6%	165,068	96.1%
Total other income, net	$2,435,510	100.0%	$623,141	100.0%	$1,812,369	290.8%

Income from equity investment

Income from equity investment increased by $128,990, or 159.0%, to $210,140 for the year ended September 30, 2025, from $81,150 for the year ended September 30, 2024. The increase was mainly due to investee’s profitability during the years ended September 30, 2025.

Net investment income

Net investment income increased by $1,863,858, or 418.6%, to $2,309,129 for the year ended September 30, 2025, from $445,271 for the year ended September 30, 2024. The increase was mainly due to the increase in the fair value of the common stocks listed in public market.

Loss from disposal of property and equipment

For the year ended September 30, 2025, The Company disposed of production equipment with net book value of RMB 5,282,735 ($737,524), received RMB 5,026,549 ($701,758) in cash. After deducting taxes and related expenses, the Company recognized a loss on disposal of RMB 256,187 ($35,766).

Gain on disposal of equity investment

For the year ended September 30, 2025, the Company realized a gain of $216,634 from the disposal of its equity investment in Shuifu Yongcheng and a gain of $98,842 from the disposal of its investment in Hongzhuo Shuya.

Loss from deregistration of a subsidiary

With the deregistration of Sichuan Leishen Green Energy on August 1, 2025, losses incurred in previous years cannot be utilized in the future. Management of the Company reversed the deferred income tax assets recognized in previous years and recorded in other income.

Income tax (benefit) expense

Our income tax benefit was $508,978 for the year ended September 30, 2025, an increase of $693,769 or 375.4% from expense of $184,818 in fiscal year 2024.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since China Oil Blue Ocean was approved as an HNTE in December 2022, China Oil Blue Ocean is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. Since ZJY Technologies was approved as an HNTE in December 2022, ZJY Technologies is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. In November and December, 2025, China Oil Blue Ocean and ZJY Technologies renewed their HNTE certification for another three years. For the year ended September 30, 2025 and 2024, our effective tax rates are 66.1% and 2.3%, respectively. The increase in the effective tax rate was mainly due to the decrease in taxable income in fiscal year 2025.

Net Income

As a result of the foregoing, our net income for the years ended September 30, 2025 and 2024, was $1,278,535 and $7,990,216, respectively.

Net income (loss) attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 49% ownership interest in Sichuan Huayou Huitong New Material Co., Ltd as of September 30,2025. Non-controlling interests are a minority shareholder’s 49% ownership interest in Sichuan Huayou Huitong New Material Co., Ltd and Sichuan Leishen Hongzhuo Energy Development Co., Ltd as of September 30,2024. Net income (loss) attributable to non-controlling interest was income of $24,148 and loss of $105,655 for the years ended September 30, 2025 and 2024, respectively.

Net income attributable to Leishen Energy Holding Co., Ltd.

Net income attributable to Leishen Energy decreased by $6,841,484, or 84.5% from $8,095,871 for the year ended September 30, 2024, to $1,254,387 for the year ended September 30, 2025.

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

Revenues

Currently, we have four revenue streams: clean-energy equipment sales, digitalization and integration equipment sales, new energy sales and delivery of oil and gas field engineering technical services. Revenues for the year ended September 30, 2024 decreased by $4,011,074 or 5.5%, to $69,073,374 from $73,084,448 in fiscal year 2023. The decrease in our revenues was attributable to the decrease in revenue from clean-energy equipment sales, partially offset by increase in new energy sales.

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

Revenues from clean-energy equipment sales. Revenues from clean-energy equipment sales accounted for 49.0% and 54.1% of our revenues for the years ended September 30, 2024 and 2023, respectively. Revenue from clean-energy equipment sales decreased by $5,765,272 or 14.6% to $33,816,111 for the year ended September 30, 2024 from $39,581,383 in fiscal year 2023. The decrease was mainly due to orders from existing domestic customers decreased as the market demand decreased due to the economic downturn. With the decline of the domestic market demand, domestic market competition is becoming more intense, which led to a 10% to 40% lower selling price for some of the common products. The Company is actively exploring the international market currently for the future growth. We expect this segment of revenue will continue to increase in the future with continuing exploring the international market.

Revenues from digitalization and integration equipment sales. Revenues from digitalization and integration equipment sales accounted for 4.5% and 4.6% of our revenues for the years ended September 30, 2024 and 2023, respectively. Revenue from digitalization and integration equipment sales decreased by $283,414 or 8.4% to $3,081,230 for the year ended September 30, 2024 from $3,364,644 in fiscal year 2023. The decrease was mainly due to orders from existing customers decreased with no increase in new customers. The Company is trying to develop new customers at home and abroad, and we expect this segment of revenue will increase in the future.

Revenues from new energy sales. Revenues from new energy sales accounted for 37.4% and 31.8% of our revenues for the years ended September 30, 2024 and 2023, respectively. Revenue from new energy production and operation sales increased by $2,617,907 or 11.3% to $25,822,344 for the year ended September 30, 2024 from $23,204,437 in fiscal year 2023. The increase was mainly due to the increase in natural gas trading. We developed one new big client in fiscal year 2024 compared with fiscal year 2023, which brought in more than $1.5 million in revenue. We expect this segment of revenue will increase in the future with the increasing gas demand.

Revenues from oil and gas engineering technical services. Revenues from oil and gas engineering technical services accounted for 9.1% and 9.5% of our revenues for the years ended September 30, 2024 and 2023, respectively. Revenues from oil and gas field engineering technical services decreased by $580,295 or 8.4% to $6,353,689 for the year ended September 30, 2024 from $6,933,984 in fiscal year 2023. The decrease was due to nearly 40% drop of the service price result from the market competition. Our existing customers adopted a low-cost operating model and tightly controlled budgets, which reduce the service price. The Company is trying to develop new customers and new projects, also expand new potential service type and service scope at home and abroad, and we expect this segment of revenue will increase in the future.

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

Cost of clean-energy equipment sales decreased by $4,220,947, or 15.2%, to $23,492,973 for the year ended September 30, 2024 from $27,713,920 in fiscal year 2023, which was mainly due to the decrease of equipment sales revenue.

Cost of digitalization and integration equipment sales decreased by $632,586, or 20.1%, to $2,521,522 for the year ended September 30, 2024 from $3,154,108 in fiscal year 2023, which was mainly due to the decrease of digitalization and integration equipment sales revenue.

Cost of new energy sales increased by $2,428,563 or 10.7% to $25,173,782 for the year ended September 30, 2024 from $22,745,219 in fiscal year 2023, which was mainly due to the increase of new energy sales revenue.

Cost of oil and gas engineering technical services increased by $758,418 or 69.4% to $1,850,578 for the year ended September 30, 2024 from $1,092,160 in fiscal year 2023, which was mainly due to increase in cost of compressors.

Gross Profit

Gross profit was $16,034,519 for the year ended September 30, 2024, a decrease of $2,344,522, from $18,379,041 in fiscal year 2023. Gross margin decreased by 1.9%, to 23.2% mainly due to a decrease in gross margin on oil and gas engineering technical services sales for the year ended September 30, 2024 from 25.1% in fiscal year 2023.

Our gross profit and gross margin by revenue types were as follows:

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

Gross profit for clean-energy equipment sales decreased by $1,544,325 to $10,323,138 for the year ended September 30, 2024, compared to $11,867,463 in fiscal year 2023. The decrease in gross profit was due to decrease of equipment sales revenue. Gross margin increased by 0.5% to 30.5% due to the effective control in purchasing cost and production cost, for the year ended September 30, 2024, from 30.0% in fiscal year 2023.

Gross profit for digitalization and integration equipment sales increased by $349,172 to $559,708 for the year ended September 30, 2024, compared to $210,536 in fiscal year 2023. Gross margin increased by 11.9%, to 18.2% for the year ended September 30, 2024, from 6.3% in fiscal year 2023. The increase in gross margin in fiscal year 2024 was due mainly to the implementation of effective cost control initiatives.

Gross profit for new energy sales increased by $189,344 to $648,562 for the year ended September 30, 2024, compared to $459,218 for the same period in fiscal year 2023. The increase in gross profit was mainly due to the sales increasing. Gross margin increased by 0.5%, to 2.5% for the year ended September 30, 2024, from 2.0% in fiscal year 2023 due to the lower purchasing price.

Gross profit for oil and gas engineering technical services decreased to $4,503,111 for the year ended September 30, 2024 from $5,841,824 in fiscal year 2023. Gross margin decreased by 13.3%, to 70.9% for the year ended September 30, 2024, from 84.2% in fiscal year 2023. The decrease in gross margin was attributable to the adoption of low-cost operating model by our oilfield customers which narrowed the overall margins of the market. Due to the economic downturn, many customers put off replacement parts or repairs in order to reduce costs and we had to resort to lower margins in order to secure business.

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

Selling and marketing Expenses

Selling and marketing expenses consist primarily of shipping and warehouse fees, consulting fees, bidding fees and payroll and benefits for employees involved in the sales and distribution functions. Selling and marketing expenses were $2,053,194 for the year ended September 30, 2024, an increase of $1,277,237, or 164.6%, from $775,957 in fiscal year 2023. The increase was due mainly to the increase in shipping and warehouse fees of $333,672 as a result of international sales, technical consulting fee of $241,478, entertainment fees of $138,245, labor cost of $129,468, and design fee of $115,204 as a result of increase in market development efforts in light of fierce market competition environment.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our general and administrative expenses were $5,979,890 for the year ended September 30, 2024, an increase of $425,978, or 7.7%, from $5,553,912 in fiscal year 2023. The main reason for the increase was the increase in credit losses of $753,756 and consulting service fee of $515,251, offset by the decrease in office expenses of $408,178, transportation expenses of $187,606, labor cost of $123,847 and travel fees of $84,167. At present, the company is in the period of expansion, the number of employees is increasing, and various administrative costs are increasing.

Research and development expenses

R&D expenses consist primarily of payroll and related costs for employees involved in research functions and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our R&D expenses were $449,542 for the year ended September 30,2024, an increase of $290,885 from $158,657 in fiscal year 2023 due to hiring new staff to strengthen product development and external R&D service purchase.

Other income, net

Other income was as follows:

	Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Interest expense	$(57,018)	(9.2)%	$(67,964)	(14.3)%	$10,946	(16.1)%
Exchange (loss) gains	(18,107)	(2.9)%	280,538	59.2%	(298,645)	(106.5)%
Income from equity investment	81,150	13.0%	80,616	17.0%	534	0.7%
Net investment income	445,271	71.5%	108,671	22.9%	336,600	309.7%
Other income, net	171,845	27.6%	71,850	15.2%	99,995	139.2%
Total other income, net	$623,141	100.0%	$473,711	100.0%	$149,430	31.5%

Income Taxes

Our income tax was $184,818 for the year ended September 30, 2024, a decrease of $544,688, or 74.7% from $729,506 in fiscal year 2023.

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

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange of China (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. However, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

Presently, our principal sources of liquidity are from our cash flows from operations, initial public offering and bank loans. As of September 30, 2025, and 2024, we had cash of $10,159,656 and $5,811,798, respectively. Our current assets were $59,129,558 and $61,747,189 as of September 30, 2025, and 2024, respectively. Our current liabilities were $23,248,841 and $27,140,909 as of September 30, 2025, and 2024, respectively. Our current ratios as of September 30, 2025, and 2024 are 254.3% and 227.5%, respectively. Total equity as of September 30, 2025, and 2024 was $45,457,500 and $40,455,513, respectively.

As of September 30, 2024, and 2023, we had cash of $5,811,798 and $4,567,608, respectively. Our current assets were $61,747,189 and $58,760,061 as of September 30, 2024, and 2023, respectively. Our current liabilities were $27,204,493 and $31,823,168 as of September 30, 2024, and 2023, respectively. Our current ratios as of September 30, 2024, and 2023 are 227.5% and 184.7%, respectively. Total equity as of September 30, 2024, and 2023 was $40,455,513 and $31,758,575, respectively.

As of September 30, 2025, we had outstanding bank loans of approximately $3.1 million. We also entered into operating leases for our factory. The following table sets forth our contractual obligations as of September 30, 2025:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	2 – 3 years	4 – 5 years	5 years
Operating lease obligations	$811,255	$108,566	$217,132	$217,132	$268,425
Loan Principal Obligations	3,068,046	3,068,046	-	-	-
Total	$3,879,301	$3,176,612	$217,132	$217,132	$268,425

On December 20, 2024, we consummated our IPO and raised net proceeds of $5.4 million after deducting underwriting commission. We believe our current working capital is sufficient to support our operations for the next 12 months. We may, however, need additional cash in the future if we experience changes in business conditions or other developments. Our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident that the Company’s accounts receivable and other receivables are collectable.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended September 30,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(3,522,067)	$15,068,432	$4,388,621
Net cash used in investing activities	(405,666)	(12,143,332)	(6,021,809)
Net cash provided by (used in) financing activities	6,892,408	(344,723)	(19,548)
Effect of foreign exchange rate on cash	(105,102)	153,029	(35,892)
Net increase (decrease) in cash	2,859,573	2,733,406	(1,688,628)
Cash at the beginning of the year	7,301,014	4,567,608	6,256,236
Cash at the end of the year	$10,160,587	$7,301,014	$4,567,608

Operating Activities

Net cash used in operating activities was $3,522,067 for the year ended September 30, 2025. It was primarily due to the following:

a)	Net income of $1,278,535 for the fiscal year;

b)	Adjusted by non-cash expenses for fair value increase of short-term instruments of $2,117,818, provision for expected credit losses of $2,984,108;

c)	A decrease in accounts receivable and notes receivable of $1,692,360 due to due to collection from our customers;

d)	An increase in advance to suppliers of $1,486,757 due to some suppliers requiring payments in advance;

e)	A decrease in inventory of $1,014,847 due to the goods in transit was accepted by our customers;

f)	A decrease in accounts payable of $2,990,950 due to payment to vendors following receipts from customers;

g)	A decrease in advance from customers of $972,808 due to fewer new orders in fiscal year 2025;

h)	An increase in taxes payable of $429,483 due to increase of taxes before the payment period. The Company will pay these taxes within the next year;

i)	A decrease in due to related parties of $3,340,725.

Net cash provided by operating activities was $15,068,432 for the year ended September 30, 2024. It was primarily due to the following:

a)	Net income of $7,990,216 for the fiscal year;

b)	Adjusted by non cash expenses for depreciation and amortization of $519,006, loss on disposal of property and equipment of $1,969, fair value increase of financial instruments of $445,271, provision for doubtful accounts of $1,504,390, investment income of $65,696, net non-cash lease expenses of $67,354, deferred income tax debit of $883,200;

c)	A decrease in accounts receivable of $9,202,143 due to collection from our customers;

d)	A decrease in notes receivable of $277,191;

e)	An increase in advance to suppliers of $1,156,659 due to some suppliers requiring payments in advance;

f)	A decrease in inventory of $2,632,886 due to the goods in transit was accepted by our customers.

g)	An increase in prepaid expenses and other current assets of $225,162 due to the payment for service fees;

h)	A decrease in accounts payable of $1,261,513 due to payment to vendors as the faster receipt from customers;

i)	An increase in advance from customers of $779,119 due to an increase in sales; and

j)	An increase in taxes payable of $586,035 due to increase of taxes before the payment period. The Company will pay these taxes within the next year.

k)	A decrease in due to related parties of $4,408,402.

Net cash provided by operating activities was $4,388,621 for the year ended September 30, 2023. It was primarily due to the following:

a)	Net income of $11,634,721 for the fiscal year;

b)	Adjusted by noncash expenses for depreciation and amortization of $420,864, fair value change of financial instruments of $94,182, provision for doubtful accounts of $840,900, investment income of $80,616, net non-cash lease expenses of $102,714, deferred income tax debit of $1,427,337;

c)	An increase in accounts receivable of $15,361,134 due to an increase in credit sales to our customers;

d)	A decrease in notes receivable of $517,214;

e)	A decrease in advance to suppliers of $2,243,631 due to fewer suppliers requiring payments in advance;

f)	An increase in inventory of $4,774,567 due to increase to satisfy sales requirements based on predictable orders from customers;

g)	An increase in accounts payable of $8,051,741 due to an increase in inventory;

h)	An increase in advance from customers of $1,001,487 due to an increase in sales; and

i)	An increase in taxes payable of $1,942,566 due to increase of taxes before the payment period. The Company will pay these taxes within the next year.

Investing Activities

Net cash used in investing activities was $405,666 for the year ended September 30, 2025. It was primarily due to: a) the purchase of property and equipment of $170,978; b) proceeds on disposal of property and equipment of $705,093; c) proceeds on disposal of equity investment of $412,089; d) proceeds on disposal of subsidiaries of $820,698; e) loans to related party and third parties of $3,188,245; f) purchase of short-term investments of $38,356,509; g) proceeds from maturities of short-term investments of $39,406,957.

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

Net cash used in investing activities was $6,021,809 for the year ended September 30, 2023. It was primarily due to: a) the purchase of property and equipment of $740,515; b) purchase of short-term investments of $13,455,331; c) proceeds from maturities of short-term investments of $8,457,934; d) purchase of long-term investments of $51,188.

Financing Activities

Net cash provided by financing activities was $6,892,408 for the year ended September 30, 2025. We obtained $3,057,464 in bank loans as working capital, which was offset by the repayment of $1,166,676. We received approximately $5.38 million from IPO. We also paid $127,570 as offering cost and paid $251,298 to purchase minority interest.

Net cash used in financing activities was $344,723 for the year ended September 30, 2024. During fiscal year 2024, we borrowed $10,017 in short-term bank loans as working capital. And we also paid $157,348 as deferred offering cost and $197,392 to our non-controlling shareholders.

Net cash used in financing activities was $19,548 for the year ended September 30, 2023. During fiscal year 2023, we borrowed $1,005,275 in short-term bank loans as working capital, which was offset by the repayment of $854,944. We repaid $114,370 long-term bank loans. In addition, we received $136,501 from shareholders. And we also paid $192,010 as deferred offering cost.

Loan Facilities

(1)	On November 21, 2023, the Company obtained a loan of RMB 2 million ($281,472) from Bank of China Chengdu Hi-Tech Industrial Development Zone Sub-branch, which due November 20, 2024. The loan is guaranteed by Li Hongliang, chief executive officer of the Company. RMB 100,000 ($14,074) was repaid in October, 2024. RMB 1,900,000 ($267,398) was refinanced and extended to October 15, 2025. RMB 100,000 ($14,074) and RMB 1,800,000 ($253,325) was repaid on September 16, 2025 and October 16, 2025, respectively.

(2)	On March 18, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 17, 2026.

(3)	On March 25, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 24, 2026.

The bank loans mentioned above do not require collateral and contain no debt covenants.

Contingencies

From time to time, the Company may be subject to legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the CONSOLIDATED FINANCIAL STATEMENTS.

Contractual Obligations

The Company leases certain office spaces and factories under operating lease agreements. Future minimum lease payments are $109,462 for the 12 months ending September 30, 2026.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2023 to September 30, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Our CONSOLIDATED FINANCIAL STATEMENTS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our CONSOLIDATED FINANCIAL STATEMENTS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Critical accounting estimate: expected credit losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Our allowance for expected credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and customers’ performance. We recognized $2,984,108 and $1,504,390 expected credit losses of receivables and advance to suppliers for the years ended September 30, 2025 and 2024, respectively.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongqi Li	51	Chairman of the Board, Director

Hongliang Li	47	Chief Executive Officer, Director

Ya Guo	47	Deputy General Manager

Zhiping Yu	36	Chief Financial Officer

Lufeng Cheng	61	Independent Director

Jingping Sun	71	Independent Director

Bin Dong	49	Independent Director, officially assumed the competent role starting from January 29, 2026, the day of the shareholders’ meeting vote

Qiusheng Huang	67	Independent Director, resigned on December 31, 2025 due to health reasons that made it impossible to be competent for the job.

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

Mr. Bin Dong is our independent director. Mr. Dong is the Chief Representative of Sino-International Entrepreneurs Federation. s Mr. Dong holds a Ph.D. in management and has extensive experience in international cooperation, corporate management and capital-related affairs.We believe that Mr. Dong’s rich experience in international community will provide valuable oversight of management decision making for Leishen to expand the overseas market.

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

For the year ended September 30, 2025, we paid approximately RMB 1800,000 (US$133,000) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Mr. Lufeng Cheng, Mr. Jingping Sun and Mr. Qiusheng Huang, and is chaired by Mr. Lufeng Cheng. Mr. Lufeng Cheng, Mr. Jingping Sun and Mr. Bin Dong satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We determined that Mr. Lufeng Cheng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Lufeng Cheng, Mr. Jingping Sun and Mr. Qiusheng Huang, and is chaired by Mr. Qiusheng. Mr. Lufeng Cheng, Mr. Jingping Sun and Mr. Bin Dong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the BOD in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Lufeng Cheng, Mr. Jingping Sun and Mr. Bin Dong, and is chaired by Mr.Jingping Sun. Mr. Lufeng Cheng, Mr. Jingping Sun and Mr. Bin Dong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the BOD in selecting individuals qualified to become our directors and in determining the composition of the BOD and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.	Employees

As of January 30, 2026, we had approximately 173 employees (including officers) and our employee composition includes:

●	Designers and engineers (including mechanical, electrical, chemical, hydraulic, materials, computer, software, data analysis and other disciplines) whose primary responsibility is to design and improve equipment, electronics, software, services and processes.

●	Technical sales, marketing and training professionals who introduce our products, services and unique capabilities to customers, industry participants and internally within our Group.

●	Supply chain, logistics, warehousing and quality inspection professionals who ensure that our factories, workshops, maintenance centers and field technicians have the right materials and tools to perform their tasks.

●	Production and service planners and schedulers, project managers, process designers and quality, health and safety and environmental professionals who plan, manage and monitor the activities of our employees to ensure high quality, efficient, safe and environmental compliant operations.

●	Machinists, metal fabricators, welders, fitters, plumbers, lifters, electronics technicians, systems integrators, composite fabricators, paint and industrial coatings specialists, and other skilled trade professionals who use a wide variety of industrial processes, tools and techniques to transform raw materials and purchased components into the many products we sell.

●	Field service engineers, mechanics and technicians maintain, service, repair and upgrade our equipment and, in some cases, assist customers in operating their equipment.

●	Business leaders and managers who develop our business strategies and objectives, assess goals and priorities and allocate resources to ensure that our employees have the tools to perform their tasks and further build the Company’s competitive advantage.

●	Support functional professionals, including: Information Technology, Human Resources, Legal, Compliance, Clerical, Accounting and Finance who support our business infrastructure and operations.

The following table sets forth the number of our full-time employees categorized by department as of January 30, 2026:

Function	Number of employees
Management	9
Administration department	9
Financial department	17
Sales and marketing department	16
Technology engineer department	69
Research and development department	9
Production department	41

Total	170

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our shares.

As of the date of this annual report, there are 4,315,000 Class A Ordinary Shares and 12,710,000 Class B Ordinary Shares issued and outstanding, with each Class A Ordinary Share having one (1) vote per share and each Class B Ordinary Share having twenty-five (25) votes per share.

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

See “-B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Shares Beneficially Owned		Ordinary Shares Beneficially Owned		Voting Power(1)
Name of Beneficial Owner	Number	%	Number	%	%
Directors, Director Nominees and Named Executive Officers:
Hongliang Li(2)	-	-%	6,355,000	5.53%	49.33%
Hongqi Li(3)	-	-%	6,355,000	4.89%	49.33%
Ya Guo	-	-%	-	-%	%
Zhiping Yu	-	-%	-	-%	%
Lufeng Cheng	-	-%	-	-%	%
Jinping Sun	-	-%	-	-%	%
Qiusheng Huang	-	-%	-	-%	%
Directors and executive officers as a group	-	-	12,710,000		98.66
5% or Greater Shareholders:
Jin Wu(3)		-%	6,355,000	37.33%	49.33%
Hongguang Li(4)	1,550,000	35.92%	1,550,000	9.10%	0.48%
Yali Wang (5)	1,240,000	28.74%	1,240,000	7.28%	0.39%
Xiangteng Li(5)	1,240,000	28.74%	1,240,000	7.28%	0.39%

Notes:

*	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	Based on 4,315,000 Class A Ordinary Shares and 12,710,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

(2)	Represents 6,355,000 Class B Ordinary Shares held of record by Polar Energy Company Limited, a British Virgin Islands (“BVI”) company wholly owned by Mr. Hongliang Li. The registered address of Polar Energy Company Limited is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, BVI.

(3)	Represents 6,355,000 Class B Ordinary Shares held of record by WISE-POWER ENERGY SERVICES CO., Ltd., a BVI company wholly owned by Mr. Hongqi Li and Jin Wu. Each of Hongqi Li and Jin Wu own 50% of the issued shares of WISE-POWER ENERGY SERVICES CO., Ltd. and have shared voting and dispositive power over 6,355,000 Class B Ordinary Shares held by WISE-POWER ENERGY SERVICES CO., Ltd. The registered address of WISE-POWER ENERGY SERVICES CO., Ltd. is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, BVI.

(4)	Represents 1,550,000 Class A Ordinary Shares held of record by COBO Petroleum Technology Co., Ltd, a BVI company wholly owned by Mr. Hongguang Li. The registered address of COBO Petroleum Technology Co., Ltd is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, BVI.

(5)	Represents 1,240,000 Class A Ordinary Shares held of record by Pacific Century Oil and Gas Technology Co., Ltd, a BVI company. Yali Wang and Xiangteng Li are the controlling persons of Pacific Century Oil and Gas Technology Co., Ltd. Yali Wang and Xiangteng Li own 60% and 40% of the issued shares of Pacific Century Oil and Gas Technology Co., Ltd. respectively and have shared voting and dispositive power over 1,240,000 Ordinary Shares held by Pacific Century Oil and Gas Technology Co., Ltd. The registered address of Pacific Century Oil and Gas Technology Co., Ltd is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, BVI.

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

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of September 30, 2025:

Name of related parties	Relationship with the Group
Li Hongqi	Chairman of the Board
Li Hongliang	Chief Executive Officer, brother of Li Hongqi
Li Hongguang	A shareholder of the Company, brother of Li Hongqi
Shuifu Yongcheng Technology Co., Ltd. (“Shuifu”)	An equity investee of the Company. On August 22, 2025, the Company sold its equity interest in Shuifu to a non-related third party.
Sichuan Hongzhuo Shuya Energy Co., Ltd. (Sichuan Hongzhou”)	An equity investee of the Company. On September 12, 2025, the Company sold its equity interest in Sichuan Honzhou to a third party.
Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”)	An equity investee of the Company. On February 8, 2025, the Company sold its equity interest in Sichuan TIBO to a third party.

The following related party balances are non-interest bearing as of September 30, 2025 and 2024:

	2025	2024
	US$	US$
Amounts due from related party:
Shuifu. (1)	$-	$31,535
	$-	$31,535

Loan receivable from a related party
Sichuan TIBO (4)	$-	$822,878
	$-	$822,878

Amounts due to related parties:
Li Hongqi (2)	$4,254,385	$4,692,339
Li Hongliang (2)	1,501,432	1,106,442
Sichuan TIBO (3)	-	2,379,668
Sichuan Hongzhuo (3)	-	1,054,882
Li Hongguang (2)	-	5,728
	$5,755,817	$9,239,059

(1)	This is a loan from the Company to Shuifu Yongcheng. The loan is non-interest bearing and due on demand. As of September 30, 2025, the loan was collected in full.

(2)	The balances are related primarily to share capital withdrawal to be paid to individual shareholders. On March 12, 2023 and March 20, 2023, China Oil Blue Ocean and ZJY Technologies’ individual shareholders withdrew their share capital from the companies. These share capital withdrawals reduced the Company’s additional paid-in capital by approximatively $9.3 million, and they were credited to amount due to related parties. During fiscal year 2024, the Company reduced the amount owed to related parties and paid $1.3 million to Li Hongqi and $2.9 million to Li Hongliang, respectively.

(3)	The balance is for expenses paid on behalf of the Company.

(4)	On March 25, 2024, the Company lent RMB5,600,000 (US$799,155) to Sichuan TIBO. The loan to Sichuan TIBO was for 13 months with annual interest of 8% from March 25, 2024 to June 25, 2024, and 3.5% from June 26, 2024 to April 30, 2025. Interest income related to this loan was RMB166,236 (US$23,723) as of September 30, 2024. Sichuan TIBO repaid RMB 600,000 (US$84,442) on January 22, 2025. On April 20, 2025 and October 24, 2025, China Oil Blue Ocean and Sichuan TIBO agreed to extended the maturity date of the remaining RMB 5 million (US$703,682) loan balance to June 30, 2026. Due to the full disposal of the equity in TIBO in February 2025, the outstanding loans due from TIBO were reclassified as loans receivable from a third party in the CFS as of September 30, 2025.

The following are related party transactions for the years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
Revenues:
Equipment sales to Sichuan TIBO	$-	$1,692,268	$2,222,816
LNG/CNG sales to Sichuan Hongzhuo	-	3,871,248	5,308,129
	$-	$5,563,516	$7,530,945

	2025	2024	2023
Factory lease
Sichuan TIBO (Lessor)	$-	$90,483	$45,787
	$-	$90,483	$45,787

	2025	2024	2023
Purchase of equipment:
Sichuan TIBO	$-	$1,069,239	$2,130,283
	$-	$1,069,239	$2,130,283

	2025	2024	2023
Purchase of fixed assets:
Sichuan TIBO	$-	$-	$9,963
	$-	$-	$9,963

C.	Interests of Experts and Counsel

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

Cash dividends, if any, on our Ordinary Shares, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China sourced income and as a result may be subject to mainland PRC withholding tax at a rate of up to 10.0%. See “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.”

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

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “-Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The Class A Ordinary Shares have been listed on the Nasdaq Capital Market since December 19, 2024 under the symbol “LSE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Our authorized share capital is US$500,000, divided into 467,290,000 Class A Ordinary Shares and 32,710,000 Class B Ordinary Shares, each with a par value of US$0.001 per share.

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

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, each holder of Class A Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share held, and each holder of Class B Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have twenty-five votes for each Class B Ordinary Share held. Votes may be given either personally or by proxy.

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

Transfer of Shares

Provided that a transfer of Class A Ordinary Shares complies with applicable rules of Nasdaq Capital Market, a shareholder may transfer Class A Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the Class A Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Class A Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Class A Ordinary Shares in question are not listed on or subject to the rules of Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

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

Inspection of Books And Records

Holders of our Class A Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records.

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

Anti-Money Laundering-Cayman Islands

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

Data Protection in the Cayman Islands - Privacy Notice

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

The transfer agent and registrar for the Class A Ordinary Shares is Transhare Corporation.

C.	Material Contracts

We have not entered into any material contracts in the ordinary course of our business.

D.	Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Related to Foreign Exchange and Dividend Distribution.”

E.	Taxation

The following summary of certain Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A Ordinary Shares is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. Please note that this summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to purchase our Class A Ordinary Shares, such as tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Campbells LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our mainland PRC counsel. To the extent that the discussion relates to matters of U.S. Federal Income Taxation, it represented the opinion of Sichenzia Ross Ference Carmel LLP.

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

If Leishen Cayman were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries would be subject to 10% withholding tax. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the FIE; or 10%, if the investor holds less than 25% in the FIE. However, if the PRC tax authorities determine that Leishen Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty.

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

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

United States Federal Income Taxation

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that will hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), or holders that acquire Class A Ordinary Shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our Class A Ordinary Shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Class A Ordinary Shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Class A Ordinary Shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our Class A Ordinary Shares should consult their tax advisors regarding the tax consequences of an investment in the Class A Ordinary Shares.

Leishen Cayman is a corporation organized under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. corporation or partnership, and after the acquisition 80% or more of the stock (by vote or value) of the non-U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former stockholder or partners of the U.S. corporation or partnership by reason of their holding stock or a capital or profits interest in the U.S. corporation or partnership, the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of Class A Ordinary Shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. Federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Class A Ordinary Shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty”, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Class A Ordinary Shares.

In the event we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares, as described under “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.” If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A Ordinary Shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A Ordinary Shares may be subject to tax in the PRC, as described under “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A Ordinary Shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A Ordinary Shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for the year ending and/or ended September 30, 2024 and 2025. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for the year ending and/or ended September 30, 2024 and 2025 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A Ordinary Shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A Ordinary Shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our Class A Ordinary Shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the Class A Ordinary Shares will be listed on Nasdaq, which is a qualified exchange for these purposes. If the Class A Ordinary Shares are regularly traded, and the Class A Ordinary Shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

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

If you own our Class A Ordinary Shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the Class A Ordinary Shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our Class A Ordinary Shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Class A Ordinary Shares, if such Class A Ordinary Shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

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

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Class A Ordinary Shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-282433) with the SEC to register the issuance and sale of our Class A Ordinary Shares in our initial public offering.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The revenue and expenses of our entities in the mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. In addition, the value of your investment in our Class A Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our Class A Ordinary Shares will be traded in U.S. dollars.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We incurred and recognized foreign currency exchange gain of US$903,229, foreign currency exchange gain of US$492,647, foreign currency exchange loss of US$2,727,448 in 2024, 2023, and 2022, respectively, as a result of changes in the exchange rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Information pertaining to representative’s warrants is set forth in the Registration Statement under the section titled “Underwriting-Underwriters’ Warrants” which is incorporated herein by reference.

C.	Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of September 30, 2025, our disclosure controls and procedures were not effective due to two material weaknesses in our internal control over financial reporting (“ICFR”).

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding ICFR due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our CFS as of September 30, 2025 and for the year then ended, we identified two material weaknesses in our ICFR. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a company with less than US$1.235 billion in revenue for the fiscal year ended September 30, 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s ICFR.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Wei, Wei & Co., LLP, our independent registered public accountant firm, for the years ended September 30, 2025 and 2024.

	Fiscal Year Ended September 30,
	2025	2024
Audit Fees	$310,000	$330,000
Tax Fees	-	-
All Other Fees	-	-
Total	$310,000	$330,000

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

ITEM 18. FINANCIAL STATEMENTS

The CFS of Leishen Energy Holding Co., Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1*	Second Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Class A Ordinary Shares (1)
2.3*	Description of Securities
4.1	Form of Employment Agreement between the Registrant and its executive officers (1)
4.2	Form of Independent Director Offer Letter between the Registrant and its independent directors (1)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (1)
8.1	List of subsidiaries of the Registrant (1)
11.1	Code of Business Conduct and Ethics of the Registrant (1)
11.2	Insider Trading Policy of the Registrant (2)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Campbells LLP
15.2*	Consent of Jingtian & Gongcheng
97.1	Clawback Policy of the Registrant (2)

*	Filed herewith
(1)	Incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on October 1, 2024 (File No. 333-282433
(2)	Incorporated by reference to our 20-F, filed on February 14, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leishen Energy Holding Co., Ltd.

By:	/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer

Date: January 30, 2026

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Leishen Energy Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leishen Energy Holding Co., Ltd. and Subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

January 30, 2026

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2025	2024
ASSETS
Current Assets:
Cash	$10,159,656	$5,811,798
Restricted cash	931	1,489,216
Short-term investments	18,680,071	17,850,648
Accounts receivable, net	15,327,945	21,826,297
Notes receivable	28,111	1,054,528
Advance to suppliers, net	4,532,267	5,896,595
Inventories	3,653,380	5,396,634
Loans receivable	3,777,909	-
Prepaid expenses and other current assets, net	2,969,288	1,567,060
Loan receivable - related party	-	822,878
Due from related parties	-	31,535
Total current assets	59,129,558	61,747,189

Non-current assets:
Long-term investments	-	1,758,515
Non-current accounts receivable	4,306,546	-
Deferred offering costs	-	437,653
Property and equipment, net	3,464,953	4,111,919
Intangible assets	121,771	140,070
Operating lease right-of-use assets, net	708,944	668,259
Loans receivable, non-current	963,243	725,699
Deferred tax assets, net	602,258	-
Other non-current assets	35,359	44,746
Total non-current assets	10,203,074	7,886,861

Total Assets	$69,332,632	$69,634,050

LIABILITIES AND EQUITY
Current Liabilities:
Short-term loans	$3,068,046	$50,899
Accounts payable	7,532,959	10,731,238
Advance from customers	1,280,421	2,292,728
Taxes payable	3,781,738	3,418,725
Due to related parties	5,755,817	9,239,059
Operating lease liabilities	82,653	68,291
Other payables and other current liabilities	1,747,207	1,339,969
Total current liabilities	23,248,841	27,140,909

Non-current Liabilities:
Long-term loans	-	1,127,380
Deferred tax liabilities, net	-	307,513
Operating lease liabilities, non-current	626,291	602,735
Total non-current liabilities	626,291	2,037,628

Total Liabilities	23,875,132	29,178,537

Commitments and Contingencies

Equity:
Ordinary shares (par value $0.001 per share, 50,000,000 shares authorized; 17,025,000 and 15,500,000 shares issued and outstanding as of September 30, 2025 and 2024, respectively*	17,025	15,500
Subscription receivable	(15,500)	(15,500)
Additional paid-in capital	6,544,298	1,617,966
Statutory reserves	2,076,469	1,690,994
Retained earnings	38,207,918	37,339,006
Accumulated other comprehensive loss	(1,397,475)	(861,374)
Total equity attributable to Leishen Energy Holding Co., Ltd	45,432,735	39,786,592
Non-controlling interests	24,765	668,921
Total Equity	45,457,500	40,455,513

Total Liabilities and Equity	$69,332,632	$69,634,050

*	Gives retroactive effect to reflect the business reorganization in March 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended September 30,
	2025	2024	2023
Revenues:
Revenues - third parties	$48,335,553	$63,509,858	$65,553,503
Revenues - related parties	-	5,563,516	7,530,945
Total revenues	48,335,553	69,073,374	73,084,448
Cost of revenues	(39,809,882)	(53,038,855)	(54,705,407)
Gross profit	8,525,671	16,034,519	18,379,041

Operating expenses:
Selling and marketing	1,835,938	2,053,194	775,957
General and administrative	5,124,362	4,475,500	4,713,012
Provision for expected credit losses	2,984,108	1,504,390	840,900
Research and development	247,216	449,542	158,657
Total operating expenses	10,191,624	8,482,626	6,488,526

(Loss) income from operations	(1,665,953)	7,551,893	11,890,515

Other income:
Interest expense	(71,194)	(57,018)	(67,964)
Exchange gains (loss)	15,063	(18,107)	280,538
Income from equity investments	210,140	81,150	80,616
Income from short-term investments	2,309,129	445,271	108,671
Interest income from loan receivable	146,619	-	-
Loss from disposal of property and equipment	(35,766)	-	-
Gain on disposal of equity investments	315,476	-	-
Loss from deregistration of a subsidiary	(790,870)
Other income, net	336,913	171,845	71,850
Total other income, net	2,435,510	623,141	473,711

Income before income taxes	769,557	8,175,034	12,364,226

Income tax (benefit) expense	(508,978)	184,818	729,506

Net income	1,278,535	7,990,216	11,634,720
Less: net income (loss) attributable to non-controlling interests	24,148	(105,655)	(223,870)
Net income attributable to Leishen Energy Holding Co., Ltd	$1,254,387	$8,095,871	$11,858,590

Comprehensive income
Net income	$1,278,535	$7,990,216	$11,634,720
Foreign currency translation (loss) gain	(512,889)	903,229	492,647
Total comprehensive income	765,646	8,893,445	12,127,367
Less: comprehensive income (loss) attributable to non-controlling interests	42,620	(87,861)	(232,236)
Comprehensive income attributable to Leishen Energy Holding Co., Ltd	$723,026	$8,981,306	$12,359,603

Earnings per ordinary share
– Basic and diluted*	$0.08	$0.52	$0.77

Weighted average number of ordinary shares outstanding
– Basic and diluted*	16,678,767	15,500,000	15,500,000

*	Gives retroactive effect to reflect the business reorganization in March 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	Ordinary shares*		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total equity attributable to Leishen Energy Holding Co.,	Non-controlling	Total
	Shares	Amount	receivable	capital	reserves	earnings	loss	Ltd	interests	equity
Balance as of September 30, 2022	15,500,000	15,500	(15,500)	11,765,413	303,302	$18,772,237	(2,247,822)	28,593,130	1,050,576	29,643,706
Shareholders capital withdrawal	-	-	-	(10,147,447)	-	-	-	(10,147,447)	-	(10,147,447)
Cash contribution from shareholders									134,949	134,949
Net income (loss)	-	-	-	-	-	11,858,590	-	11,858,590	(223,870)	11,634,720
Appropriation to statutory reserve	-	-	-	-	1,262,347	(1,262,347)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	501,013	501,013	(8,366)	492,647
Balance as of September 30, 2023	15,500,000	15,500	(15,500)	1,617,966	1,565,649	29,368,480	(1,746,809)	30,805,286	953,289	31,758,575
Cash contribution from shareholders	-	-	-	-	-	-	-	-	330,926	330,926
Cash withdrawal by a shareholder									(527,433)	(527,433)
Net income (loss)	-	-	-	-	-	8,095,871	-	8,095,871	(105,655)	7,990,216
Appropriation to statutory reserve	-	-	-	-	125,345	(125,345)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	885,435	885,435	17,794	903,229
Balance as of September 30, 2024	15,500,000	$15,500	$(15,500)	$1,617,966	$1,690,994	$37,339,006	$(861,374)	$39,786,592	$668,921	$40,455,513
Purchase of minority interest	-	-	-	107,579	-	-	-	107,579	(686,776)	(579,197)
Shares issued in initial public offering	1,525,000	1,525	-	4,814,013	-	-	-	4,815,538	-	4,815,538
Net income	-	-	-	-	-	1,254,387	-	1,254,387	24,148	1,278,535
Appropriation to statutory reserve	-	-	-	-	385,475	(385,475)	-	-	-	-
Foreign currency translation adjustment	-	-	-	4,740	-	-	(536,101)	(531,361)	18,472	(512,889)
Balance as of September 30, 2025	17,025,000	$17,025	$(15,500)	$6,544,298	$2,076,469	$38,207,918	$(1,397,475)	$45,432,735	$24,765	$45,457,500

*	Gives retroactive effect to reflect the business reorganization in March 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net income	$1,278,535	$7,990,216	$11,634,720
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	485,624	519,006	420,864
Loss on disposal of property and equipment	35,766	1,969	44,705
Changes in fair value of short-term investments	(2,117,818)	(445,271)	(94,182)
Provision for expected credit losses of receivables and advances to suppliers	2,984,108	1,504,390	840,900
Gain on disposal of equity investment	(315,476)	-	-
Loss from deregistration of a subsidiary	790,870
Loss (income) from equity investment	22,353	(65,696)	(80,616)
Non-cash lease expense	73,917	67,354	102,714
Deferred income tax	(562,285)	(883,200)	(1,427,337)
Changes in operating assets and liabilities:
Accounts receivable	688,596	9,202,143	(15,361,134)
Notes receivable	1,003,764	277,191	517,214
Advance to suppliers	(1,486,757)	(1,156,659)	2,243,631
Inventories	1,014,847	2,632,886	(4,774,567)
Due from related parties	30,851	14,193	217,987
Prepaid expenses and other current assets	(632,899)	(225,162)	810,636
Accounts payable	(2,990,950)	(1,261,513)	8,051,741
Advance from customers	(972,808)	779,119	1,001,487
Taxes payable	429,483	586,035	1,942,566
Due to related parties	(3,340,725)	(4,408,402)	(2,043,175)
Other payables and other current liabilities	135,561	4,463	400,255
Lease liabilities	(76,624)	(64,630)	(59,788)
Net cash (used in) provided by operating activities	(3,522,067)	15,068,432	4,388,621

Cash flows from investing activities:
Purchase of property and equipment	(170,978)	(681,214)	(740,515)
Proceeds from disposal of property and equipment	705,093	-	4,105
Proceeds on disposal of equity investment	412,089	-	-
Proceeds on disposal of subsidiaries	820,698	-	-
Loan to a related party	805,025	(810,115)	-
Loans to third parties	(3,993,270)	(714,443)	-
Purchases of intangible assets	(34,771)	(34,991)	(236,814)
Purchase of short-term investments	(38,356,509)	(37,166,834)	(13,455,331)
Maturity of short-term investments	39,406,957	27,264,265	8,457,934
Purchase of long-term investments	-	-	(51,188)
Net cash used in investing activities	(405,666)	(12,143,332)	(6,021,809)

Cash flows from financing activities:
Proceeds from short-term loans	3,057,464	10,017	1,005,275
Repayments of short-term loans	(887,456)	-	(854,944)
Repayments of long-term loans	(279,220)	-	(114,370)
Net proceeds from initial public offering	5,380,488	-	-
Payment of offering cost	(127,570)	(157,348)	(192,010)
Payment for purchasing minority interests	(251,298)	-	-
Cash contribution from non-controlling shareholders	-	330,159	136,501
Cash withdrawal by a non-controlling shareholder	-	(527,551)	-
Net cash provided by (used in) financing activities	6,892,408	(344,723)	(19,548)

Effect of foreign exchange rate on cash	(105,102)	153,029	(35,892)

Net increase (decrease) in cash and restricted cash	2,859,573	2,733,406	(1,688,628)
Cash and restricted cash at the beginning of the year	7,301,014	4,567,608	6,256,236
Cash and restricted cash at the end of the year	$10,160,587	$7,301,014	$4,567,608

Reconciliation of cash and restricted cash
Cash	$10,159,656	$5,811,798	$4,567,608
Restricted cash	931	1,489,216	-
Total cash and restricted cash shown in the statements of cash flows	$10,160,587	$7,301,014	$4,567,608

Supplemental disclosures of cash flow information:
Income taxes paid	$170,515	$307,462	$107,926
Interest paid	$71,194	$57,916	$67,964

Non-cash transactions:
Operating right-of-use assets recognized for related operating lease liabilities	$(123,429)	$6,981	$742,428
Shareholders’ capital withdrawal recognized as an increase in due to related parties	$-	$-	$10,147,447
Reclassification of deferred offering cost	$437,380	$-	$-
Transfer of self-produced products from inventories to property and equipment	$448,686	-	-
Contribution of inventories to fulfill a funding obligation	$198,778	-	-

The accompanying notes are an integral part of these consolidated financial statements.

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2025, 2024 and 2023

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Leishen Energy Holding Co., Ltd. (“Leishen Cayman”) was incorporated under the laws of Cayman Islands as an exempted company with limited liability on October 19, 2022. As a holding company with no material operations, Leishen Cayman conducts substantially all of its operations through its operating subsidiaries (collectively, the “Company”) in the People’s Republic of China (“PRC” or “China”). The Company is a provider of clean-energy equipment and integrated solutions to the oil and gas industry, with a commitment to providing customers high-performance, safe and cost-effective energy solutions. The Company’s major businesses segments include (i) clean-energy equipment; (ii) oil and gas engineering technical services; (iii) new energy production and operation; and (iv) digitalization and integration equipment.

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

The Reorganization was accounted for as a reorganization among entities under common control since the same shareholders, controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transaction became effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning to the end of the period, eliminating the effects of intra-entity transactions.

The Company’s corporate structure as of September 30, 2025 was as follows:

Yali Wang
Xiangteng Li
Hongqi Li
Jin Wu
Hongliang Li
Hongguang Li
60%
40%
50%
50%
100%
100%
Pacific Century Oil and Gas Technology Co., LTD
WISE-POWER ENERGY SERVICES CO., LTD.
Polar Energy Company Limited
COBO Petroleum Technology Co., LTD
Leishen Energy Holding Co., Ltd. (Nasdaq：LSE)
100%
LeiShen Energy Group Holding Co., Limited
100%
LSE Energy International Co., Ltd（Saudi)
100%
LSE Energy America Inc
100%
Lionize Engineering Technology Limited
100%
LeiShen Energy Group Co., Limited
100%
ZJY TECHNOLOGIES CO., LTD.
100%
China Oil Blue Ocean Petroleum Technology Inc.
100%
Leishen Energy Technology (Nanjing) Co. LTD
100%
Leishen Green Energy Technology Development (Beijing) Co. LTD
100%
Leishen Energy Service Co. LTD
100%
Leishen Energy Technology (Shandong) Co. LTD
51%
Sichuan Huayou Huitong New Material Co. LTD
100%
China Oil Blue Ocean Hydrogen Energy Technology Co.,Ltd
100%
Sichuan Leishen Hongzhuo Energy Development Co.,Ltd
100%
Xinjiang Bresilin Oil and Gas Service Co.,Ltd
100%
Suqian Hanmo Energy Service Co.,Ltd

Below is an overview of the Company’s principal subsidiaries as of September 30, 2025:

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Leishen Energy Group Holding Co.，Ltd. (“Leishen (Holding) Hong Kong”)	Hongkong, China	November 25, 2022	100%	Holding company
Leishen Energy Group Co., Ltd. (“Leishen Hong Kong”)	Hongkong, China	February 11, 2010	100%	Purchase and sale of oil and gas professional equipment and instruments
ZJY Technologies Co., Ltd. (“ZJY Technologies”)	Beijing, China	March 2, 2007	100%	Design and sale of oil and gas professional equipment and after-sales support, and oilfield digitalization and integration service
China Oil Blue Ocean Petroleum Technology Inc. (“China Oil Blue Ocean”)	Beijing, China	October 19, 2007	100%	Design and sale of oil and gas equipment and instruments, and engineering technology services
Leishen Energy Technology (Nanjing) Co.,Ltd. (“Leishen Nanjing”)	Nanjing, China	September 27, 2022	100%	Purchase and sale of oil and gas professional equipment and instruments
Leishen Green Energy Technology Development Co., Ltd. (“Beijing Leishen Green Energy”)	Beijing, China	January 29, 2018	100%	No business operations
Leishen Energy Technology (Shandong) Co., Ltd. (“Leishen Shandong”)	Shandong, China	September 14, 2010	100%	Sales of oil and gas professional equipment and instruments
Leishen Energy Services Co., Ltd. (“Leishen Services”)	Shandong, China	January 23, 2019	100%	No business operations
Sichuan Leishen Hongzhuo Energy Development Co., Ltd. (“Sichuan Leishen Hongzhuo”)	Chengdu, China	January 16, 2019	100%	Production, storage and transportation of natural gas (LNG/CNG)
Sichuan Huayou Huitong New Material Co. Ltd. (“Huayou Huitong”)	Chengdu, China	May 29, 2020	51%	Production and sales of bonded composite pipes
Xinjiang Breslin Oil and Gas Service Co., Ltd. (“Xinjiang Breslin”)	Xinjiang, China	August 22, 2024	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service
Lionize Engineering Technology Limited. (“Lionize Engineering”)	Hongkong, China	February 21, 2025	100%	No business operations
China Oil Blue Ocean Hydrogen Energy Technology Co.,Ltd. (“China Oil Blue Hydrogen”)	Beijing, China	August 5, 2025	100%	No business operations
Suqian Hanmo Energy Service Co..Ltd.(“Suqian hanmo”)	Jiangsu, China	April 21, 2025	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service
LSE Energy International Co., Ltd (“LSE Energy International”)	Saudi Aribia	June 29, 2025	100%	No business operations
LSE Energy America Inc (“LSE Energy America”)	United States	August 14, 2025	100%	No business operations

Initial Public Offering (the “IPO”)

On December 20, 2024, Leishen Cayman (Nasdaq: LSE) consummated its initial public offering (the “IPO”) of 1,375,000 ordinary shares, par value $0.001 at $4.00 per share (each, an “Ordinary Share”), with gross proceeds of $5.5 million. On January 8, 2025, Leishen Cayman issued and sold 150,000 additional Ordinary Shares at $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of $600,000. As a result, Leishen Cayman raised aggregate gross proceeds of $6.1 million in the IPO. After deducting the underwriting discounts and commissions, the Company received total net proceeds of approximately $5.4 million.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements and related notes of the Company were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made. Certain prior year balances have been reclassified to conform to current year’s presentation.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company – namely, Leishen Cayman and its majority-owned subsidiaries. All significant intercompany transactions and balances were eliminated in consolidation. The consolidated financial statements were prepared on a historical cost basis, except for financial assets and financial liabilities which were measured at fair value. The functional currency of the Company’s PRC subsidiaries and Hong Kong subsidiary are the Chinese Renminbi (“RMB”). The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by the Financial Accounting Standards Board (“FASB”), ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses U.S. dollars (“US$” or “USD”) as its reporting currency.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of subsidiary’s equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. The Company’s non-controlling interests included a minority shareholder’s 49% ownership interest in Huayou Huitong as of September 30, 2025. The Company’s non-controlling interests included a minority shareholder’s 49% ownership interest in Huayou Huitong and Sichuan Leishen Hongzhuo as of September 30, 2024.

Non-controlling interests were presented as a separate line item in the equity section of the Company’s consolidated balance sheets and were separately disclosed in the Company’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, the valuation of inventories, useful lives of property and equipment and intangible assets, uncertain tax positions and realization of deferred tax assets. Actual results could differ from those estimates.

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

The value of RMB against USD and other currencies fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of USD reporting. The following table outlines the currency exchange rates used in preparing the consolidated financial statements:

	September 30,	September 30,	Year Ended September 30,
	2025	2024	2025	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss	Profits/Loss
RMB:1USD	7.1055	7.0074	7.1628	7.1178	7.0329

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

Short-term Investments

The Company’s short-term investments mainly consist of investment in trading securities and held-to-maturity securities. Trading securities include common stocks listed in public market and wealth management products issued by commercial banks that can be redeemed at any time. Held-to-maturity securities primarily consist of wealth management products issued by commercial banks with maturities of less than one year.

The Company accounts for its short-term investments in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in consolidated statements of operations. Net realized and unrealized holding gains and losses for short-term investments are included in net investment income in the consolidated statements of operations. The Company elected the fair value method to measure its short-term investments.

Accounts Receivable, net

Accounts receivable are presented net of an allowance for credit losses. On October 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s consolidated financial statements.

In accordance with ASC 326, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to assets such as accounts receivable and advance to suppliers, and the estimated credit losses charged to the allowance are presented in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

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

Advance to Suppliers, net

Advance to suppliers are balances paid to suppliers for inventories or services not provided or received. The Company reviews its advance to suppliers on a periodic basis and set up an allowance for credit losses in accordance with ASC 326.

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

From time to time, the Company produces certain machinery and equipment (e.g., compressors) in anticipation of customer demand. Upon completion of such equipment and receipt of customer orders, the corresponding inventories will be transferred to machinery and equipment in fixed assets.

Loans Receivable

Loans receivable primarily refers to loans provided by the Company to third parties and/or related parties. As of September 30, 2025, loans receivable consists of ten loans provided to six third parties. As of September 30, 2024, loans receivable consists of two loans to a third party. The average annual interest rate on all loans provided by the Company is approximately 3.5%. Loans receivables are stated at the historical carrying amount, net of allowance for credit losses, if any.

Property and Equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company evaluates the risk of impairment in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment	3-5 years
Vehicle	4 years
Machine and equipment	5-10 years

Intangible Assets, net

Intangible assets consist primarily of accounting software that is carried at acquisition cost less accumulated amortization and impairment, if any. It is tested for impairment if triggering events occurred that could affect their carrying value. There were no asset impairment charges incurred during the years ended September 30, 2025, 2024 and 2023. Amortization of intangible assets with finite lives is computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful lives
Software	10 years

Fair Value of Financial Instruments

FASB ASC 820, “Fair Value Measurement,” requires certain disclosures regarding the fair value of financial instruments. fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, notes receivable, advance to suppliers, inventories, due from related parties, prepaid expenses and other current assets, short-term loans, accounts payable, advance from customers, taxes payable, due to related parties, and other payables and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The Company measured its short-term investments at fair value. As of September 30, 2025, the Company held investments in three common stocks that were publicly traded on the Hong Kong Stock Exchange and five bank wealth management products. The common stocks investments were classified as trading securities measured using Level 1 inputs. Of the five wealth management products, four were redeemable on demand and were classified as trading securities measured using Level 2 inputs. The remaining product had a fixed maturity and was classified as a held-to-maturity security measured using Level 2 inputs.

As of September 30, 2024, the Company held investments in three common stocks publicly traded on the Hong Kong Stock Exchange and three bank wealth management products. The common stocks investments were classified as trading securities measured using Level 1 inputs. Since all three wealth management products were redeemable on demand, they were classified as trading securities measured using Level 2 inputs.

The following table presents information about short-term investments that are measured at fair value as of September 30, 2025 and 2024 and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value. The valuation techniques are based on the fair value measurement on a recurring basis of trading securities and held-to-maturity securities.

		Quoted	Significant	Significant
		Prices in	Other	Other
	As of	Active	Observable	Unobservable
	September 30	Markets	Inputs	Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Trading securities	$14,446,867	$3,098,972	$11,347,895	$-
Held-to-maturity securities	4,233,204	-	4,233,204	-
Total	$18,680,071	$3,098,972	$15,581,099	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
	As of	Active	Observable	Unobservable
	September 30	Markets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Trading securities	$17,850,648	$1,082,163	$16,768,485	$-
Total	$17,850,648	$1,082,163	$16,768,485	$-

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

The Company continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. There was no impairment for the years ended September 30, 2025, 2024 and 2023.

Lease

ASC 842 requires lessees to recognize a right-of-use (“ROU”) asset and corresponding lease liability on the Consolidated Balance Sheets for all leases. The Company determines if an arrangement is a lease at inception of the arrangement and if such lease will be classified as an operating lease or a finance lease. As of September 30, 2025 and 2024, all of the Company’s leases are accounted for as operating leases.

ROU assets are the Company’s right to use an underlying asset for the lease term and lease liabilities are the Company’s obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Most leases do not provide an implicit interest rate; therefore, the Company used its incremental borrowing rate based on the information available at the inception date to determine the present value of the lease payments. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease cost for lease payments is recognized on a straight-line basis over the lease term. All ROU assets are reviewed for impairment annually. There was no impairment of the Company’s ROU assets as of September 30, 2025 and 2024.

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

The following table sets forth the breakdown of our revenues for the years ended September 30, 2025, 2024, and 2023:

	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Sales of clean-energy equipment	$22,073,207	45.7	$33,816,111	49.0	$39,581,383	54.1
Sales of digitalization and integration equipment	2,731,568	5.7	3,081,230	4.5	3,364,644	4.6
Sales of new energy	19,536,237	40.4	25,822,344	37.4	23,204,437	31.8
Delivery of oil and gas engineering technical services	3,994,541	8.2	6,353,689	9.1	6,933,984	9.5
Total	$48,335,553	100.0	$69,073,374	100.0	$73,084,448	100.0

Sale of clean-energy equipment

The Company signs contracts with customers and delivers clean-energy equipment according to the sales contract or sales list. The customer issues an acceptance document after checking the quantity and quality of equipment received. Revenue is recognized when the Company receives confirmation of equipment acceptance. Revenues are recorded net of value-added tax, discounts, and surcharges and allowance for returns. And in accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amounts of goods sales and related costs or the net amount earned as commissions. The Company concludes it is the principal as the control of the specified equipment before it is transferred to the customers remain with the Company. Revenue is recognized as the gross amount of consideration to which the Company expects to be entitled in exchange for the specified equipment transferred.

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

Delivery of oil and gas engineering technical services

The Company signs contracts with customers and delivers compressor booster service to them during their shale gas production process. The Company recognizes revenue based on monthly or quarterly statements, which are confirmed by both parties. An evaluation is performed to determine whether the Company is a principal or agent in these transactions. Under the terms of these compressor booster service contracts, the Company concludes it is the agent as title to the shale gas production remains with a third-party producer. Revenue is recognized on a net basis since the Company is providing a service. The Company concludes the services provided each month are substantially similar and result in the transfer of substantially similar services to the third-party each month. That is, the benefit consumed by the third-party is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes the monthly compressor booster service revenue satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. Accordingly, based on the output method, the Company recognizes revenues over time when it satisfies its performance obligations throughout the contract terms.

Cost of Revenues

Cost of revenues (“COR”) for sales of clean-energy equipment includes purchased cost of equipment and accessories from third parties, labor cost and shipping and handling costs.

COR for sales of digitalization and integration equipment includes labor costs, purchased cost of equipment and accessories from third parties, and shipping and handling costs.

COR for sales of new energy primarily includes gas cost purchased from third parties.

COR for delivery of oil and gas engineering technical service includes labor costs, and depreciation expenses

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

Other Income, net

Other income, net primarily consist of rent revenue, bank charges and other miscellaneous expenses, net of interest income from banks and other miscellaneous income.

Mainland China Employee Contribution Plans

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. These expenses are recorded in general and administrative and selling expenses. The expenses the Company incurred for the plans were $660,363, $657,565 and $586,559 for the years ended September 30, 2025, 2024 and 2023, respectively.

Income Taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong, respectively. No taxable income was generated outside the PRC for the years ended September 30, 2025, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2025 and 2024.

Value Added Tax (“VAT”)

The VAT rate for revenue generated from providing products was 13%. VAT is reported as a reduction of revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. The Company records a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a net (loss), diluted securities are not included as they would be anti-dilutive. For the years ended September 30, 2025, 2024 and 2023, there were no dilutive securities.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive (loss) income. Net income refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of equity. Other comprehensive (loss) income consists of foreign currency translation adjustments from the Company not using the U.S. dollar as its functional currency.

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

Concentration of customers and suppliers

Details of customers accounting for 10% or more of the Company’s total revenues are as follows:

	Years Ended September 30,
	2025		2024		2023
Customer A	$10,751,899	22.2%	$14,822,587	21.5%	$	*	*
Customer B	6,245,427	12.9%	11,050,583	16.0%		13,411,753	18.4%
Customer C	*	*	*	*		12,721,498	17.4%
Customer D	*	*	*	*		10,931,425	15.0%
Total	$16,997,326	35.1%	$25,873,170	37.5%		$37,064,676	50.8%

Details of customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of September 30,
	2025		2024
Customer B	$4,650,537	19.9%	$5,934,248	22.3%
Customer E	4,306,546	18.4%	*	*
Total	$8,957,083	38.3%	$5,934,248	22.3%

Details of vendors from which purchases are greater than 10% of the total purchases of the Company are as follows: No vendor accounted for 10% or more of the Company’s total purchases for the year ended September 30, 2023.

	Years Ended September 30,
	2025		2024		2023
Vendor A	$4,601,010	11.6%	$8,502,784	16.0%	$	*	*
Vendor B	*	*	6,093,172	11.3%		*	*
Total	$4,601,010	11.6%	$14,595,956	27.3%		$-	-

Details of the vendors which accounted for 10% or more of the Company’s accounts payable are as follows:

	As of September 30,
	2025		2024
Vendor C	$3,600,703	47.8%	$	*	*
Total	$3,600,703	47.8%		$-	-

*	Less than 10% of the total amount

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

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07 which requires incremental reportable segment disclosures. The new standard requires that a public entity disclose significant segment expenses, the title and position of the CODM, and how the CODM uses the reported measures in assessing performance and deciding how to allocate resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. This ASU will result in additional required disclosures being included in consolidated financial statements when adopted. The Company is currently evaluating the provisions of this ASU.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in additional required disclosures being included in consolidated financial statements when adopted. The Company is currently evaluating the provisions of this ASU.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial statements.

NOTE 3 – SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of September 30,
	2025	2024
Trading securities	$14,446,867	$17,850,648
Held-to-maturity securities	4,233,204	-
Total short-term investments	$18,680,071	$17,850,648

As of September 30, 2025, the Company held investments in three common stocks of $3,098,972 that were publicly traded on the Hong Kong Stock Exchange and five bank wealth management products of $15,581,099. As of September 30, 2024, the Company held investments in three common stocks of $1,082,163 that were publicly traded on the Hong Kong Stock Exchange and three bank wealth management products of $16,768,485.

Net investment income for the years ended September 30, 2025, 2024 and 2023 consists of the following:

	2025	2024	2023
Gain from redemption of wealth management products investments	$191,311	$133,306	$14,489
Unrealized gain from wealth management products investments	102,321
Unrealized gain from common stocks	2,015,497	311,965	94,182
Net investment income	$2,309,129	$445,271	$108,671

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2025	2024
Trade accounts receivable	$23,403,393	$24,220,265
Less: allowance for expected credit losses	(3,768,902)	(2,393,968)
Total accounts receivable, net	$19,634,491	$21,826,297
Current portion	$15,327,945	$21,826,297
Non-current portion	$4,306,546	$-

The non-current portion represents trade receivables to be collected beyond one year due to the payment terms negotiated between the Company and its customers.

The movement of allowance for expected credit losses for the years ended September 30, 2025, 2024 and 2023 was as follows:

	2025	2024	2023
Balance at beginning of the year	$2,393,968	$2,009,779	$1,222,983
Current year addition	1,407,985	334,743	800,423
Exchange differences	(33,051)	49,446	(13,627)
Balance at end of the year	$3,768,902	$2,393,968	$2,009,779

NOTE 5 –NOTES RECEIVABLE

Notes receivable are trade accounts receivable due from customers where the customers’ banks guaranteed the payments, which are non-interest bearing and generally range from three to six months from the date of issuance. As of September 30, 2025 and 2024, no notes were guaranteed or collateralized. $28,111 was collected as of date of this report.

NOTE 6 – ADVANCE TO SUPPLIERS, NET

Advance to suppliers, net consisted of the following:

	As of September 30,
	2025	2024
Advance for products and services from third parties	$7,728,834	$7,565,683
Less: allowance for expected credit losses	(3,196,567)	(1,669,088)
Advance to suppliers, net	$4,532,267	$5,896,595

The movement of allowance for credit losses for the years ended September 30, 2025, 2024 and 2023 was as follows:

	2025	2024	2023
Balance at beginning of the year	$1,669,088	$599,482	$562,848
Current year addition	1,550,523	1,054,857	42,905
Exchange differences	(23,044)	14,749	(6,271)
Balance at end of the year	$3,196,567	$1,669,088	$599,482

NOTE 7 – INVENTORIES

Inventories consist of the following:

	As of September 30,
	2025	2024
Raw materials	$964,215	$1,236,671
Work in progress	916,949	510,803
Self-produced products	562,577	485,344
Purchased products - clean-energy equipment	1,106,968	935,644
Purchased products - digitalization and integration equipment	102,671	2,228,172
Total inventories	$3,653,380	$5,396,634

Self-produced products include compressors, water injection pump skids and wellhead control panels.

The Company entered into service contracts with separate customers in October 2024 and June 2025, respectively. To fulfill these contracts, three self-produced compressors with a total carrying value of $448,686 were transferred to machinery and equipment upon completion. These equipment are used to provide oil and gas engineering technical services to clients. Depreciation on such equipment commenced when it is placed into service and is recorded as part of the cost of revenues.

The Company reviews its inventories periodically to determine if any reserves are necessary for slow-moving inventory or if a write-down is necessary when the carrying value exceeds net realizable value. There was no allowance for its inventories as of September 30, 2025 and 2024.

NOTE 8 – PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets as of September 30, 2025 and 2024 were as follows:

	2025	2024
Deposits (1)	$516,685	$614,287
Staff advances (2)	104,950	204,998
VAT Credit to be deducted (3)	1,048,418	-
Advanced service fee (4)	420,185	727,802
Equity transaction (5)	984,026	-
Other (6)	271,595	210,276
Less: allowance against advanced service fee (7)	(376,571)	(190,303)
Prepaid expenses and other current assets, net	$2,969,288	$1,567,060

(1)	Deposits primarily consist of bidding deposits and a deposit to third-party for participating in production of nature gas.

(2)	Staff advances primarily were cash advances to employees for their expected business travel or in connection with various expense incurred in the ordinary course of business, such as sales and marketing activities.

(3)	VAT Credit to be deducted refers to the amount of VAT that the Company already paid on purchases but is not yet fully eligible to offset against its output tax in the current period. The Company classified this portion of the VAT credit to be deducted as a current asset, based on the assessment that it will be utilized to offset output tax within the next twelve months. During fiscal year 2025, revenues generated by Leishen Nanjing, Leishen Shandong, and Sichuan Leishen Hongzhuo were lower than their costs and expenses, resulting in a larger amount of input VAT invoices received compared to output VAT invoices issued. The excess portion could not be deducted in the fiscal year 2025 and thus classified as other current assets, to be carried forward for deduction in the next period.

(4)	Advanced service fee primarily were cash advances to third parties for equipment consulting services. Advanced service fee primarily consisted of amounts paid in advance to Beijing Youyi Natural Technology Co., Ltd. ($153,174), Sichuan Zhuoyue Shuxin Technology Co., Ltd. ($ 219,548), and Sichuan Jiahongyi Information Technology Consulting Co., Ltd. ($ 28,147) by ZJY Technologies.

(5)	Equity transaction was the amount payable by Jining Eni Energy Technology Co., Ltd to China Oil Blue Ocean for the purchase of China Oil Blue Ocean’s 40% share in Sichuan TIBO.

(6)	Other primarily consists of prepayment to third parties, such as freight, water and electricity, property management fees.

(7)	In accordance with ASC 326, the Company maintains an allowance for expected credit losses and records the allowance as an offset to advanced service fee.

The movement of allowance for credit losses for the years ended September 30, 2025, 2024 and 2023 was as follows:

	2025	2024	2023
Balance at beginning of the year	$190,303	$50,568	$70,992
Current year addition	188,896	138,491	(19,633)
Foreign exchange difference	(2,628)	1,244	(791)
Balance at end of the year	$376,571	$190,303	$50,568

NOTE 9 – LONG-TERM INVESTMENTS, NET

The Company’s long-term investments consisted of equity investments accounted for using the equity method, including Shuifu Yongcheng Technology Co., Ltd. (“Shuifu Yongcheng”) and Sichuan Hongzhuo Shuya Energy Co., Ltd. (“Hongzhuo Shuya), and equity investments accounted for using the measurement alternative, including Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”). As of September 30, 2025, all the abovementioned long-term investments were fully disposed and carried no balance on the books.

Long-term investments consisted of the following:

	As of September 30,
	2025	2024
Equity method investments, net	$-	$760,713
Equity investments using the measurement alternative	-	997,802
Long-term investment, net	$-	$1,758,515

Equity investments accounted for using the equity method

Shuifu Yongcheng is a limited liability company incorporated on April 7, 2020, under the laws of PRC, engaged in LNG and CNG operation. Sichuan Leishen Hongzhuo held a 34% equity interest, with a capital commitment of RMB 3.4 million ($478,503), of which RMB 2.0 million ($308,384) was contributed in 2020. In 2021, due to disagreement in the future development direction and the inability to obtain the relevant financial information, Sichuan Leishen Hongzhuo reassessed the investment and recorded impairment for its long-term investment in Shuifu Yongcheng with book value RMB 2 million ($308,384). In August 2025, Sichuan Leishen Hongzhuo contributed self-produced inventories to fulfill the remaining funding obligation of RMB 1.4 million ($198,778) and subsequently sold its 34% equity interest to unrelated third parties for RMB 2.95 million ($415,412). As a result of the transaction, Sichuan Leishen Hongzhuo realized a gain of $216,634 and no longer holds any equity interest in Shuifu Yongcheng.

Hongzhuo Shuya is a limited liability company incorporated on February 28, 2019, under the laws of PRC, engaged in LNG and CNG operation. Sichuan Leishen Hongzhuo initially held a 51% equity interest of it. On July 6, 2022, Leishen Hongzuo transferred 10% of all the existing shares of Hongzhuo Shuya to Sichuan Shunengwei Energy Technology Co., Ltd., which decreased the proportion of shares held to 41%. On September 12, 2025, Sichuan Leishen Hongzhuo entered into a share transfer agreement with Chengdu Jiajiaqi Technology Co., Ltd, selling its 41% equity interest in Hongzhuo Shuya for RMB 5.88 million ($827,316). At the time of the sale, the carrying value of the equity in Hongzhuo Shuya was RMB 5,17million ($728,474). As a result of the transaction, Sichuan Leishen Hongzhuo realized a gain of $98,842 and no longer holds any equity interest in Hongzhuo Shuya.

Below is a reconciliation of the Company’s equity investments accounted for using the equity method for the years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
Balance at the beginning of the year	$760,713	$696,618	$573,906
Additions		57,083	50,141
Share of results of equity investees	211,835	(10,125)	78,966
Effect of foreign currency translation	(10,502)	17,137	(6,395)
Disposal of equity interests	(962,046)	-	-
Total	$-	$760,713	$696,618

Equity investments using the measurement alternative

Sichuan TIBO is a limited liability company incorporated on April 10, 2008, under the laws of PRC, engaged in cleaning equipment manufacturing. As of January 2021, China Oil Blue Ocean held 85% of the equity of Sichuan TIBO purchased for of RMB14.85 million (approximately US$2,120,300). In May 2022 and September 2022, China Oil Blue Ocean transferred its 2.5% and 42.5% shares of Sichuan TIBO to Jining Eni Energy Technology Co., Ltd. After that, the share held by China Oil Blue Ocean in Sichuan TIBO decreased to 40%. Considering the Company does not participate in actual operation of Sichuan TIBO, and its control exists through means other than through ownership of a majority, its fair value cannot be determined. Based on this, the Company uses alternative accounting for this investment without readily determinable fair value.

On February 8, 2025, China Oil Blue Ocean entered into a share transfer agreement with Jining Eni Energy Technology Co., Ltd, selling its 40% shares in Sichuan TIBO for RMB 6.99 million ($984,026). As a result of the transaction, China Oil Blue Ocean did not result in any gain or loss, and no longer holds any equity interest in Sichuan TIBO.

As of September 30, 2025 and 2024, the carrying value of equity investments accounted for using the measurement alternative was nil and RMB6.99 million (approximately US$997,800). No investment income was recognized in the Company’s consolidated statements of operations and comprehensive income for the years ended September 30, 2025, 2024 and 2023.

NOTE 10 – PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost less accumulated depreciation, consisted of the following:

	As of September 30,
	2025	2024
Machinery and equipment	$4,285,476	$4,877,172
Office equipment	130,941	133,039
Vehicles	541,512	527,121
Subtotal	4,957,929	5,537,332
Less: accumulated depreciation	(1,492,976)	(1,425,413)
Property and equipment, net	$3,464,953	$4,111,919

The movement of machinery and equipment was presented in the following table:

	2025	2024
Balance at the beginning of the year	$4,877,172	$4,038,431
Purchases	83,704	794,262
Equipment transferred from inventories	448,686	-
Disposals	(1,056,751)	(54,876)
Exchange differences	(67,335)	99,355
Balance at the end of the year	$4,285,476	$4,877,172

For the years ended September 30, 2025, 2024 and 2023, depreciation was $461,918, $502,670 and $413,463, respectively.

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30,
	2025	2024
Software	$163,642	$165,933
Less: accumulated amortization	(41,871)	(25,863)
Intangible assets, net	$121,771	$140,070

For the years ended September 30, 2025, 2024 and 2023, amortization was $16,233, $16,336 and $3,342, respectively.

NOTE 12 – LOANS RECEIVABLE

Loans receivable consisted of the following:

	As of September 30,
	2025	2024
Polar Petroleum Equipment (Shandong) Co., Ltd (“Polar”) (1)	$844,416	$713,532
Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”) (2)	1,069,596	-
Jining Eni Energy Technology Co., Ltd (“Eni Energy”) (3)	281,472	-
Xianlong Technology (Beijing) Co., Ltd. (“Xianlong”) (4)	1,401,731	-
Beijing Youyi Natural Technology Co., Ltd. (“Beijing Youyi”) (5)	267,398	-
Joseph Petroleum Technology (Beijing) Co., Ltd. (“Joseph Petroleum”) (6)	703,680	-
Beijing Chenghui Shengsi Technology Co.,Ltd.(“Beiiing Chenghui”) (7)	18,999
Accrued Interest Receivable	153,860	12,167
Total loans	4,741,152	725,699
Less: current portion	3,777,909	-
Loans receivable, non-current	$963,243	$725,699

(1)

On April 13, 2024 and May 23, 2024, China Oil Blue Ocean made two loans of RMB 3,000,000 ($428,119) and RMB 2,000,000 ($285,413), respectively, to a customer, Polar for three years with annual interest of 4%. The loans were restricted for Polar’s operating activities. The outstanding loans were repaid as follows: RMB 4,000,000 ($562,944) in November 2024 and RMB 1,000,000 ($140,736) in December 2024.

In May 2025, China Oil Blue Ocean lent RMB 6 million ($844,416) to Polar with interest of 3.5% and a term of three years. Interest accrued on this loan was RMB 81,315 ($11,444) and RMB 85,260 ($12,167) as of September 30, 2025 and 2024.

(2)

On March 25, 2024, China Oil Blue Ocean lent RMB5,600,000 (US$780,140) to Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”) an equity investee of the Company. The loan to Sichuan TIBO was for 13 months with annual interest of 8% from March 25, 2024 to June 25, 2024, and 3.5% from June 26, 2024 to April 30, 2025. Sichuan TIBO repaid RMB 600,000 (US$84,442) on January 22, 2025. On April 20, 2025 and October 24, 2025, respectively, China Oil Blue Ocean and Sichuan TIBO agreed to extended the maturity date of the remaining RMB 5 million ($703,682) loan balance to June 30, 2026.

On April 20, 2025, China Oil Blue Ocean provided an additional loan of RMB 2.6 million ($365,914) to Sichuan TIBO with interest of 3.5% and a term of six months. On October 24, 2025, both parties agreed to extend the maturity date of the loan to June 30, 2026.

As a result of the disposal of equity interest in TIBO in February 2025 (see Note 8), the two outstanding loans from TIBO mentioned above were reclassified as loans receivable from a third party. As of September 30, 2025, the outstanding loan receivable from TIBO amounted to $1,069,596. Interest accrued on above two loans was RMB 236,180($33,239) as of September 30, 2025.

(3)	On May 1, 2025, China Oil Blue Ocean provided a credit facility of RMB 10 million ($3,482,767) to Eni Energy with annual interest of 3.5% and a term of three years. Eni Energy drew down RMB 2 million ($281,472) from the credit facility on May 16, 2025. Interest accrued on this loan was RMB 30,685 ($4,318) as of September 30, 2025.

(4)	On May 14, 2025 and September 29, 2025, China Oil Blue Ocean and Xinjiang Breslin made two loans of RMB 7,000,000 ($985,152) and RMB 2,960,000 ($416,579) respectively to Xianlong for one year with interest of 3.5%. Interest accrued on these loans were RMB 94,540 ($13,305) as of September 30, 2025.

(5)	On May 29, 2025 and June 5, 2025, ZJY Technologies made two loans of RMB 100,000 ($14,073) and RMB 1,800,000 ($253,325) respectively to Beijing Youyi for one year with interest of 3.5%. Interest accrued on this loan was RMB 21,566 ($3,035) as of September 30, 2025.

(6)	On September 29, 2025, Xinjiang Breslin lent RMB 5,000,000 ($703,680) to Joseph Petroleum for one year with interest of 3.5%. Interest accrued on this loan was RMB 959 ($135) as of September 30, 2025.

(7)

On January 1, 2024, ZJY Technologies provided a credit facility of RMB 25 million ($3,482,767) to Beijing Chenghui Shengsi Technology Co., Ltd (“Beijing Chenghui”) with annual interest of 3.5% and a term of three years. Beijing Chenghui drew down a total of RMB 21.33 million ($2,971,039) from October 2024 to June 2025 and repaid RMB 21.19 million ($2,952,040) in September 2025. A balance of RMB135,000($18,999) remained outstanding as of September 30, 2025. Interest accrued from Beijing Chenghui was RMB 628,008 ($88,384) as of September 30, 2025.

Interest accrued on all the above-mentioned loans receivable was RMB1,093,253 ($153,860) and RMB 85,260 ($12,167) as of September 30, 2025 and 2024.

NOTE 13 – BANK LOANS

The bank loans of the Company consisted of the following:

	As of September 30, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of China (1)	$253,326	3.35%	2024/10/16-2025/10/15
Industrial and Commercial Bank (2)	1,407,360	2.45%	2025/3/18-2026/03/17
Industrial and Commercial Bank (3)	1,407,360	2.45%	2025/3/25-2026/03/24
Total loans	3,068,046
Less: current portion	3,068,046
Long-term portion	$-

	As of September 30, 2024
	Principal Amount	Annual Interest Rate	Contract term
Shenzhen Qianhai Webank	$31,871	8.82%	2023/4/18-2025/4/17
Shenzhen Qianhai Webank	19,028	7.94%	2023/4/18-2025/4/17
Bank of China Chengdu Zijing West Road Sub-branch	841,967	3.35%	2024/8/23-2025/8/23
Bank of China Chengdu Zijing West Road Sub-branch	285,413	3.45%	2023/11/21-2024/11/20
Total loans	1,178,279
Less: current portion	50,899
Long-term loans	$1,127,380

(1)	On November 21, 2023, the Company obtained a loan of RMB 2 million ($281,472) from Bank of China Chengdu Hi-Tech Industrial Development Zone Sub-branch, which due November 20, 2024. The loan is guaranteed by Li Hongliang, chief executive officer of the Company. RMB 100,000 ($14,074) was repaid in October, 2024. RMB 1,900,000 ($267,398) was refinanced and extended to October 15, 2025. RMB 100,000 ($14,074) and RMB 1,800,000 ($253,326) was repaid on September 16, 2025 and October 16, 2025, respectively.

(2)	On March 18, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 17, 2026.

(3)	On March 25, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 24, 2026.

The bank loans mentioned above do not require collateral and contain no debt covenants.

NOTE 14 – OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities consisted of the following:

	As of September 30,
	2025	2024
Payroll payable	$1,212,196	$1,075,180
Deposits	981	995
Other	534,030	263,794
Other payables and other current liabilities	$1,747,207	$1,339,969

Other payable is for employee business expense reimbursement and freight.

NOTE 15 – LEASE

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	As of September 30,
	2025	2024
	US$	US$
Operating lease ROU assets	$708,944	$668,259

Operating lease liabilities - current	$82,653	$68,291
Operating lease liabilities - non-current	626,291	602,735
Total operating lease liabilities	$708,944	$671,026

On January 22, 2022, Sichuan Leishen Hongzhuo leased a vacant land from Chengdu Longxing Natural Gas Co., Ltd. for the construction of a natural gas recovery station, which complies with national land-use standards. The lease term is eleven years and the annual rent is RMB 133,745($18,823).

On January 1, 2023, Nanjing Lishui Technology Development Co., Ltd leased a workplace at Room 221, Zone B, Smart Entrepreneurship Park, 368 Zhe Ning East Road, Nanjing City, Jiangsu Province to Leishen Nanjing. The term is two years and the rent is RMB17,280 ($2,432) per year. On January 1, 2025, the lease was renewed for an additional one-year term. On August 20, 2025, the lease agreement between Leishen Nanjing and Nanjing Lishui Technology Development Co., Ltd was terminated due to a rent increase.

On April 1, 2023, Sichuan TIBO Fluid Technology Co., Ltd. leased the factory at Shiliba Industrial Park, Xinshi Town, Jianyang City, Sichuan Province to China Oil Blue Ocean. The term is ten years and the rent is RMB6,440,367 ($906,392) in total.

On January 1, 2024, Li Hongliang leased a workplace in Sichuan Province to Sichuan Leishen Green Energy. The term is two years and the rent is RMB10,000 ($1,407) per year. With Sichuan Leishen Green Energy deregistered on August 1, 2025, the associated lease agreement has been terminated.

As of September 30, 2025
Weighted-average remaining lease term	7.5

Weighted-average discount rate	4.2%

A summary of lease cost recognized in Company’s consolidated financial statements and supplemental cash flow information for operating leases is as follows for the years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
Operating lease cost	$107,697	$93,764	$85,630
Cash paid for operating leases	$18,823	$2,262	$85,630

A summary of maturity of operating lease liabilities under the Company’s non-cancelable operating leases as of September 30, 2025 is as follows:

Year ending September 30,
2026	$108,566
2027	108,566
2028	108,566
2029	108,566
After 2029	376,991
Total lease payments	811,255
Less: Imputed Interest	(102,311)
Present value of operating lease liabilities	$708,944

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of September 30, 2025:

Name of related parties	Relationship with the Group
Li Hongqi	Chairman of the Board
Li Hongliang	Chief Executive Officer, brother of Li Hongqi
Li Hongguang	A shareholder of the Company, brother of Li Hongqi
Shuifu Yongcheng Technology Co., Ltd. (“Shuifu”)	An equity investee of the Company. On August 22, 2025, the Company sold its equity interest in Shuifu to a non-related third party.
Sichuan Hongzhuo Shuya Energy Co., Ltd. (Sichuan Hongzhou”)	An equity investee of the Company. On September 12, 2025, the Company sold its equity interest in Sichuan Honzhou to a third party.
Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”)	An equity investee of the Company. On February 8, 2025, the Company sold its equity interest in Sichuan TIBO to a third party.

The following related party balances are non-interest bearing as of September 30, 2025 and 2024:

	2025	2024
	US$	US$
Amounts due from related party:
Shuifu. (1)	$-	$31,535
	$-	$31,535

Loan receivable from a related party
Sichuan TIBO (4)	$-	$822,878
	$-	$822,878

Amounts due to related parties:
Li Hongqi (2)	$4,254,385	$4,692,339
Li Hongliang (2)	1,501,432	1,106,442
Sichuan TIBO (3)	-	2,379,668
Sichuan Hongzhuo (3)	-	1,054,882
Li Hongguang (2)	-	5,728
	$5,755,817	$9,239,059

(1)	This is a loan from the Company to Shuifu Yongcheng. The loan is non-interest bearing and due on demand. As of September 30, 2025, the loan was collected in full.

(2)	The balances are related primarily to share capital withdrawal to be paid to individual shareholders. On March 12, 2023 and March 20, 2023, China Oil Blue Ocean and ZJY Technologies’ individual shareholders withdrew their share capital from the companies. These share capital withdrawals reduced the Company’s additional paid-in capital by approximatively $9.3 million, and they were credited to amount due to related parties. During fiscal year 2024, the Company reduced the amount owed to related parties and paid $1.3 million to Li Hongqi and $2.9 million to Li Hongliang, respectively.

(3)	The balance is for expenses paid on behalf of the Company.

(4)

On March 25, 2024, the Company lent RMB5,600,000 (US$799,155) to Sichuan TIBO. The loan to Sichuan TIBO was for 13 months with annual interest of 8% from March 25, 2024 to June 25, 2024, and 3.5% from June 26, 2024 to April 30, 2025. Interest income related to this loan was RMB166,236 (US$23,723) as of September 30, 2024. Sichuan TIBO repaid RMB 600,000 (US$84,442) on January 22, 2025. On April 20, 2025 and October 24, 2025, China Oil Blue Ocean and Sichuan TIBO agreed to extended the maturity date of the remaining RMB 5 million (US$703,682) loan balance to June 30, 2026. Due to the full disposal of the equity in TIBO in February 2025, the outstanding loans due from TIBO were reclassified as loans receivable from a third party in the consolidated financial statements as of September 30, 2025.

The following are related party transactions for the years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
Revenues:
Equipment sales to Sichuan TIBO	$-	$1,692,268	$2,222,816
LNG/CNG sales to Hongzhuo Shuya	-	3,871,248	5,308,129
	$-	$5,563,516	$7,530,945

	2025	2024	2023
Factory lease
Sichuan TIBO (Lessor)	$-	$90,483	$45,787
	$-	$90,483	$45,787

F-27

	2025	2024	2023
Purchase of equipment:
Sichuan TIBO	$-	$1,069,239	$2,130,283
	$-	$1,069,239	$2,130,283

	2025	2024	2023
Purchase of fixed assets:
Sichuan TIBO	$-	$-	$9,963
	$-	$-	$9,963

NOTE 17 – EQUITY

Ordinary shares and Additional paid-in capital

On December 20, 2024, Leishen Cayman (Nasdaq: LSE) consummated its IPO of 1,375,000 ordinary shares, par value $0.001 at $4.00 per share, with gross proceeds of $5.5 million. On January 8, 2025, Leishen Cayman issued and sold 150,000 additional Ordinary Shares at $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of $600,000. As a result, Leishen Cayman raised aggregate gross proceeds of $6.1 million in the IPO. As of March 31, 2025, total of 17,025,000 shares were issued and outstanding. After deducting the underwriting discounts and commissions, the Company received total net proceeds of $5.4 million.

Non-controlling interests

Sichuan Leishen Hongzhuo is a limited liability company incorporated on January 16, 2019, under the laws of China; Beijing Leishen Green Energy held a 51% equity interest. In September 2025, Beijing Leishen Green Energy signed equity transaction agreements with Chengdu Jiajia Gas Technology Co., LTD and an individual, Lei Huaping. respectively to purchase 49% of the equity interest. The total purchase price for the equity interest was RMB 3,920,000 ($547,272). As a result of the equity transaction, Beijing Leishen Green Energy owns 100% of the equity in Sichuan Leishen Hongzhuo.

Huayou Huitong is a limited liability company incorporated on May 29, 2020, under the laws of China; China Oil Blue Ocean holds a 51% equity interest.

Non-controlling interests are a minority shareholder’s 49% ownership in Huayou Huitong and Sichuan Leishen Hongzhuo. Non-controlling interests consist of the following:

	September 30, 2025
	Huayou Huitong	Total
Paid-in capital	$53,405	$53,405
Deficit	(11,473)	(11,473)
Accumulated other comprehensive loss	(17,167)	(17,167)
Total non-controlling interests	$24,765	$24,765

	September 30, 2024
	Huayou Huitong	Sichuan Leishen Hongzhuo	Total
Paid-in capital	$53,405	$1,049,361	$1,102,766
Deficit	(35,622)	(362,586)	(398,208)
Accumulated other comprehensive loss	(17,356)	(18,281)	(35,637)
Total non-controlling interests	$427	$668,494	$668,921

Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC operating subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries. As of September 30, 2025 and 2024, restricted net assets of the Company’s PRC subsidiaries were $8,620,767 and $3,308,960, respectively.

NOTE 18 – TAXES

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

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since China Oil Blue Ocean was approved as an HNTE in December 2022, China Oil Blue Ocean is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. In October 2025, China Oil Blue Ocean renewed its HNTE certification for another three years. Since ZJY Technologies was approved as an HNTE in December 2022, ZJY Technologies is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. In December 2025, ZJY Technologies renewed its HNTE certification for another three years.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2025 and 2024. As of the date of this audit report, the tax years ended December 31, 2020 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination for PRC tax.

Income before provision for income taxes consisted of:

	Years Ended September 30,
	2025	2024	2023
China	$769,557	$8,175,034	$12,364,226
Income before provision for income taxes	$769,557	$8,175,034	$12,364,226

The income tax (benefit) expense consisted of the following:

	Years Ended September 30,
	2025	2024	2023
Current
China	$53,307	$1,068,018	$2,156,843
Deferred
China	(562,285)	(883,200)	(1,427,337)
Income tax (benefit) expense	$(508,978)	$184,818	$729,506

The following table reconciles the statutory rate to the Company’s effective tax rate:

	Years Ended September 30,
	2025	2024	2023
Income tax at expected tax rates	25.0%	25.0%	25.0%
Additional deduction of research and development expenses	(4.8)%	(0.8)%	(0.2)%
Non-deductible expenses	5.2%	0.3%	0.4%
Effect of PRC preferential tax rates (1)	(67.9)%	(20.5)%	(18.2)%
Non-PRC entities not subject to PRC tax (2)	(51.3)%	(1.7)%	(1.3)%
Other	-	-	0.2%
Change of valuation allowance (3)	27.7%	-	-
Effective tax rate	(66.1)%	2.3%	5.9%

(1)

China Oil Blue Ocean and ZJY Technologies were approved as HNTE in December 2022; they are entitled to a 10% reduction in income tax rate from 25% to 15%. Xinjiang Breslin is registered in the Khorgos Economic Development Zone, enjoying a preferential policy of full exemption from corporate income tax for five years.

In fiscal year 2025, the losses of other subsidiaries of the Company were offset by the net income generated by Xinjiang Breslin, therefore the preferential tax policy of Xinjiang Breslin reduced the overall effective tax rate of the Company.

(2)	Leishen Hong Kong is a non-PRC entity not subject to PRC corporate income tax policies. In fiscal year 2025, the net income of Leishen Hong Kong decreased the overall effective tax rate of the Company.

(3)	With the deregistration of Sichuan Leishen Green on August 1, 2025, losses incurred in fiscal year 2025 cannot be utilized in the future. Management of the Company recognized an allowance of deferred income tax assets (DIA) related to current year losses, resulting in the increase in effective tax rate.

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of September 30,
	2025	2024
Deferred tax assets
Allowance for expected credit losses	$1,229,011	$776,991
Impairment of a long-term investment	-	71,353
Unbilled cost	3,533,431	2,588,288
Net operating loss carryforwards	408,789	-
Total deferred tax assets	5,171,231	3,436,632
Deferred tax liabilities
Unbilled revenue	(4,350,674)	(3,492,293)
Long-term investment gain of equity method	-	(12,879)
Other	(218,299)	(238,973)
Total deferred tax liabilities	(4,568,973)	(3,744,145)
Net deferred tax assets (liabilities)	$602,258	$(307,513)

Taxes Payable

Taxes payable consisted of the following:

	As of September 30,
	2025	2024
VAT payable	$857,680	$317,612
Income taxes payable	2,915,661	3,091,437
Other	8,397	9,676
Total	$3,781,738	$3,418,725

Uncertain tax positions

There were no uncertain tax positions as of September 30, 2025 and 2024 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

NOTE 20 – SEGMENT INFORMATION

Based on management’s assessment, the Company determined it has four operating segments: clean-energy equipment, digitalization and integration equipment, new energy production and operation and oil and gas engineering technical services. The Company currently sells its products primarily within China, consequently no segment information based on geography is disclosed.

	As of September 30,
Total assets:	2025	2024
Clean-energy equipment	$31,661,860	$34,090,599
Digitalization and integration equipment	3,918,168	3,106,241
New energy production and operation	28,022,825	26,031,947
Oil and gas engineering technical services	5,729,779	6,405,263
Total assets	$69,332,632	$69,634,050

The table below provides a summary of the Company’s operating segment results for the years ended September 30, 2025, 2024 and 2023:

	Year Ended September 30, 2025
	Clean-energy equipment	Digitalization and integration equipment	New energy production and operation	Oil and gas engineering technical services	Total
Revenues	$22,073,207	$2,731,568	$19,536,237	$3,994,541	$48,335,553
Cost of revenues	17,538,969	2,113,040	19,231,664	926,209	39,809,882
Gross profit	$4,534,238	$618,528	$304,573	$3,068,332	$8,525,671
Timing of revenue recognition:
At a point in time	$22,073,207	$2,731,568	$19,536,237	$-	$44,341,012
Over a period of time	-	-	-	3,994,541	3,994,541
Total revenues	$22,073,207	$2,731,568	$19,536,237	$3,994,541	$48,335,553

	Year Ended September 30, 2024
	Clean-energy equipment	Digitalization and integration equipment	New energy production and operation	Oil and gas engineering technical services	Total
Revenues	$33,816,111	$3,081,230	$25,822,344	$6,353,689	$69,073,374
Cost of revenues	23,492,973	2,521,522	25,173,782	1,850,578	53,038,855
Gross profit	$10,323,138	$559,708	$648,562	$4,503,111	$16,034,519
Timing of revenue recognition:
At a point in time	$33,816,111	$3,081,230	$25,822,344	$-	$62,719,685
Over a period of time	-	-	-	6,353,689	6,353,689
Total revenues	$33,816,111	$3,081,230	$25,822,344	$6,353,689	$69,073,374

	Year Ended September 30, 2023
	Clean-energy equipment	Digitalization and integration equipment	New energy production and operation	Oil and gas engineering technical services	Total
Revenues	$39,581,383	$3,364,644	$23,204,437	$6,933,984	$73,084,448
Cost of revenues	27,713,920	3,154,108	22,745,219	1,092,160	54,705,407
Gross profit	$11,867,463	$210,536	$459,218	$5,841,824	$18,379,041
Timing of revenue recognition:
At a point in time	$39,581,383	$3,364,644	$23,204,437	$-	$66,150,464
Over a period of time	-	-	-	6,933,984	6,933,984
Total revenues	$39,581,383	$3,364,644	$23,204,437	$6,933,984	$73,084,448

NOTE 21 – SUBSEQUENT EVENTS

On November 27, 2025, the Company’s shareholders approved an amendment to the memorandum and articles of association to adopt a dual-class share structure. The authorized share capital of the Company is US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each. All of the issued and outstanding ordinary shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, were re-designated into Class A ordinary shares of par value US$0.001 each; the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISEPOWER ENERGY SERVICES CO., LTD., respectively, were re-designated into class B ordinary shares of a par value of US$0.001 each; 20,000,000 of the authorized but unissued ordinary shares were re-designated into Class B ordinary shares of par value US$0.001 each; and all of the remaining authorized but unissued ordinary shares were re-designated into Class A ordinary shares of par value US$0.001 each. Under the new structure, the Company’s share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share carries one (1) vote per share, and each Class B Ordinary Share carries twenty-five (25) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles.

On December 11, 2025, China Oil Blue Ocean Energy Equipment（Sichuan）Co., Ltd (China Oil Blue Ocean Energy) was incorporated in Jianyang, China, which is 100% controlled by Leishen Cayman. China Oil Blue Ocean Energy currently has no business operations.

NOTE 22 – PARENT COMPANY INFORMATION

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

The condensed financial information of the parent company was prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP were condensed or omitted.

As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$3,497,762	$-
Amounts due from a subsidiary	1,500,000	-
Total current assets	4,997,762	-

Non-current assets:
Investment in subsidiaries	40,434,973	39,786,592
Total non-current assets	40,434,973	39,786,592

Total Assets	$45,432,735	$39,786,592

LIABILITIES AND EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES		-

EQUITY
Ordinary shares (par value $0.001 per share, 50,000,000 shares authorized; 17,025,000 and 15,500,000 shares issued and outstanding as of September 30, 2025 and 2024, respectively.)	17,025	15,500
Subscription receivable	(15,500)	(15,500)
Additional paid-in capital	6,544,298	1,617,966
Statutory reserves	2,076,469	1,690,994
Retained earnings	38,207,918	37,339,006
Accumulated other comprehensive loss	(1,397,475)	(861,374)
Total Equity	45,432,735	39,786,592

Total Liabilities and Equity	$45,432,735	$39,786,592

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended September 30,
	2025	2024	2023
	US$	US$	US$
Equity in earnings of subsidiaries	$1,637,113	$8,095,871	$11,858,590

Operating expenses:
General and administrative	437,421	-	-
Total Operating expenses	437,421	-	-

Other income:
Other income, net	54,695	-	-
Total other income, net	54,695	-	-

Net income	1,254,387	8,095,871	11,858,590
Foreign currency translation (loss) gain	(531,361)	885,435	501,013
Comprehensive income	$723,026	$8,981,306	$12,359,603

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities
Net income	$1,254,387	$8,095,871	$11,858,590
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(1,637,113)	(8,095,871)	(11,858,590)
Changes in other receivables from a subsidiary	(1,500,000)	-	-
Net cash used in operating activities	(1,882,726)	-	-

Cash flows from financing activities:
Net proceeds from initial public offering	5,380,488	-	-
Net cash provided by financing activities	5,380,488	-	-

Net change in cash	3,497,762	-	-
Cash at the beginning of the year	-	-	-
Cash at the end of the year	$3,497,762	$-	$-

