Form 20-F/A
period 2025-09-30
Leishen Energy Holding Co., Ltd.
filed 2026-04-29
CIK 1985139

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

Leishen Energy Holding Co., Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Form 20-F/A”) to amend its Annual Report on Form 20-F for the year ended September 30, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2026 (the “Original Filing”). The Company is filing this Form 20-F/A to amend Item 15 to provide management’s annual report on internal control over financial reporting, and Note 20 – Segment Information in the Notes to the Consolidated Financial Statements in the Original Filing.

This Form 20-F/A also includes updated certifications in the exhibits as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, from the Company’s Chief Executive Officer and Chief Financial Officer, dated as of the date of filing of this Form 20-F/A.

Except as described above, no other information or exhibit included in the Original Filing is being amended or updated by this Form 20-F/A and, other than as described herein, this Form 20-F/A does not purport to reflect any information or events subsequent to the Original Filing. This Form 20-F/A continues to describe the conditions as of the date of the Original Filing and, except as expressly contained herein, we have not updated, modified or supplemented the disclosures contained in the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results, or developments that have occurred or facts that have become known to us after the date of the Original Filing, and such forward-looking statements should be read in their historical context.

Accordingly, this Form 20-F/A should be read in lieu of the Original Filing and in conjunction with our filings with the SEC subsequent to the Original Filing.

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

As of September 30, 2025, we had outstanding bank loans of approximately $3.1 million. We also entered into operating leases for our factory. The following table sets forth our contractual obligations as of September 30, 2025:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	2 - 3 years	4 - 5 years	5 years
Operating lease obligations	$811,255	$108,566	$217,132	$217,132	$268,425
Loan Principal Obligations	3,068,046	3,068,046	-	-	-
Total	$3,879,301	$3,176,612	$217,132	$217,132	$268,425

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

See “Item 4. Information on the Company-B. Business Overview-Research and Development” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

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

Critical accounting estimate: expected credit losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate ICFR, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Management, including our Chief Executive Officer and Chief Financial Officer, has taken steps to assess the effectiveness of the Company’s ICFR as of September 30, 2025. In making this assessment, management made reference to the criteria set forth in the framework of Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Inherent Limitations

All ICFR systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal Control Over Financial Reporting

A deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Based on management’s assessment with reference to the COSO 2013 framework and in connection with the audit of our CFS as of September 30, 2025 and for the year then ended, we identified two material weaknesses in our ICFR. As defined in the standards established by the U.S. PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that have been identified relate to (i) the lack of sufficient knowledge of U.S. GAAP and pertinent SEC reporting requirements; and (ii) the lack of well-established procedures to ensure timely review and detection of errors or inaccuracies in the Company’s financial statements.

Because of these material weaknesses, management has concluded that our ICFR was not effective as of September 30, 2025.

Other than reported above, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our ICFR. Had we performed a formal assessment of our ICFR or had our independent registered public accounting firm performed an audit of our ICFR, additional deficiencies may have been identified.

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

The annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

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

ITEM 18. FINANCIAL STATEMENTS

The CFS of Leishen Energy Holding Co., Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1^	Second Amended and Restated Memorandum and Articles of Association
2.1^	Specimen Certificate for Class A Ordinary Shares (1)
2.3^	Description of Securities
4.1^	Form of Employment Agreement between the Registrant and its executive officers (1)
4.2^	Form of Independent Director Offer Letter between the Registrant and its independent directors (1)
4.3^	Form of Indemnification Agreement between the Registrant and its directors and executive officers (1)
8.1^	List of subsidiaries of the Registrant (1)
11.1^	Code of Business Conduct and Ethics of the Registrant (1)
11.2^	Insider Trading Policy of the Registrant (2)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1^	Consent of Campbells LLP
15.2^	Consent of Jingtian & Gongcheng
97.1^	Clawback Policy of the Registrant (2)

*	Filed herewith
^	Previously filed in the Original Filing
(1)	Incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on October 1, 2024 (File No. 333-282433
(2)	Incorporated by reference to our 20-F, filed on February 14, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its amended annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leishen Energy Holding Co., Ltd.

By:	/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer

Date: April 29, 2026

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

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended September 30,
	2025	2024	2023
Revenues:
Revenues - third parties	$48,335,553	$63,509,858	$65,553,503
Revenues - related parties	-	5,563,516	7,530,945
Total revenues	48,335,553	69,073,374	73,084,448
Cost of revenues	(39,809,882)	(53,038,855)	(54,705,407)
Gross profit	8,525,671	16,034,519	18,379,041

Operating expenses:
Selling and marketing	1,835,938	2,053,194	775,957
General and administrative	5,124,362	4,475,500	4,713,012
Provision for expected credit losses	2,984,108	1,504,390	840,900
Research and development	247,216	449,542	158,657
Total operating expenses	10,191,624	8,482,626	6,488,526

(Loss) income from operations	(1,665,953)	7,551,893	11,890,515

Other income:
Interest expense	(71,194)	(57,018)	(67,964)
Exchange gains (loss)	15,063	(18,107)	280,538
Income from equity investments	210,140	81,150	80,616
Income from short-term investments	2,309,129	445,271	108,671
Interest income from loan receivable	146,619	-	-
Loss from disposal of property and equipment	(35,766)	-	-
Gain on disposal of equity investments	315,476	-	-
Loss from deregistration of a subsidiary	(790,870)
Other income, net	336,913	171,845	71,850
Total other income, net	2,435,510	623,141	473,711

Income before income taxes	769,557	8,175,034	12,364,226

Income tax (benefit) expense	(508,978)	184,818	729,506

Net income	1,278,535	7,990,216	11,634,720
Less: net income (loss) attributable to non-controlling interests	24,148	(105,655)	(223,870)
Net income attributable to Leishen Energy Holding Co., Ltd	$1,254,387	$8,095,871	$11,858,590

Comprehensive income
Net income	$1,278,535	$7,990,216	$11,634,720
Foreign currency translation (loss) gain	(512,889)	903,229	492,647
Total comprehensive income	765,646	8,893,445	12,127,367
Less: comprehensive income (loss) attributable to non-controlling interests	42,620	(87,861)	(232,236)
Comprehensive income attributable to Leishen Energy Holding Co., Ltd	$723,026	$8,981,306	$12,359,603

Earnings per ordinary share
- Basic and diluted*	$0.08	$0.52	$0.77

Weighted average number of ordinary shares outstanding
- Basic and diluted*	16,678,767	15,500,000	15,500,000

*	Gives retroactive effect to reflect the business reorganization in March 2023.

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

September 30, 2025, 2024 and 2023

NOTE 1 - ORGANIZATION AND BUSINESS DESCRIPTION

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company - namely, Leishen Cayman and its majority-owned subsidiaries. All significant intercompany transactions and balances were eliminated in consolidation. The consolidated financial statements were prepared on a historical cost basis, except for financial assets and financial liabilities which were measured at fair value. The functional currency of the Company’s PRC subsidiaries and Hong Kong subsidiary are the Chinese Renminbi (“RMB”). The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by the Financial Accounting Standards Board (“FASB”), ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses U.S. dollars (“US$” or “USD”) as its reporting currency.

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

The Company accounts for its short-term investments in accordance with FASB ASC Topic 320 “Investments - Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in consolidated statements of operations. Net realized and unrealized holding gains and losses for short-term investments are included in net investment income in the consolidated statements of operations. The Company elected the fair value method to measure its short-term investments.

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

Long-term Investments

Equity method investments in investees are the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment - Equity Method and Joint Ventures”.

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

NOTE 3 - SHORT-TERM INVESTMENTS

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

NOTE 4 - ACCOUNTS RECEIVABLE, NET

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

NOTE 5 -NOTES RECEIVABLE

Notes receivable are trade accounts receivable due from customers where the customers’ banks guaranteed the payments, which are non-interest bearing and generally range from three to six months from the date of issuance. As of September 30, 2025 and 2024, no notes were guaranteed or collateralized. $28,111 was collected as of date of this report.

NOTE 6 - ADVANCE TO SUPPLIERS, NET

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

NOTE 7 - INVENTORIES

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

NOTE 8 - PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

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

NOTE 9 - LONG-TERM INVESTMENTS, NET

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

NOTE 10 - PROPERTY AND EQUIPMENT, NET

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

NOTE 11 - INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30,
	2025	2024
Software	$163,642	$165,933
Less: accumulated amortization	(41,871)	(25,863)
Intangible assets, net	$121,771	$140,070

For the years ended September 30, 2025, 2024 and 2023, amortization was $16,233, $16,336 and $3,342, respectively.

NOTE 12 - LOANS RECEIVABLE

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

NOTE 13 - BANK LOANS

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

NOTE 14 - OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities consisted of the following:

	As of September 30,
	2025	2024
Payroll payable	$1,212,196	$1,075,180
Deposits	981	995
Other	534,030	263,794
Other payables and other current liabilities	$1,747,207	$1,339,969

Other payable is for employee business expense reimbursement and freight.

NOTE 15 - LEASE

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

NOTE 16 - RELATED PARTY BALANCES AND TRANSACTIONS

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

NOTE 17 - EQUITY

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

NOTE 18 - TAXES

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

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

NOTE 20 - SEGMENT INFORMATION

The Company follows the guidance of ASC 280, “Segment Reporting,” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure. The Company uses the management approach to determine reportable operating segments. The Company has determined that it has four reportable operating segments: (i) clean-energy equipment; (ii) digitalization and integration equipment; (iii) new energy; and (iv) oil and gas engineering technical services. These segments are organized based on the nature of products and services offered and the manner in which they are managed. The Company currently sells its products primarily within China, consequently no segment information based on geography is disclosed.

Chief Operating Decision Maker (“CODM”)

The Company’s Chief Executive Officer (“CEO”) has been identified as the CODM. The CEO reviews segment operating results, including segment revenues, total cost of revenues and gross profit on a quarterly and annual basis to evaluate the performance of each operating segment and make decisions about the allocation of resources to individual segments. The CODM uses gross profit as the primary measure of segment profit or loss for all four reportable segments.

Significant Expense Categories Reviewed by the CODM

For each reportable segment, on a quarterly basis, the CODM reviews the main reasons for period-to-period (and actual vs. prior) fluctuations in total cost of revenues and evaluates their impact on gross margin..

The CODM does not allocate any of the following corporate expenses: selling and marketing expenses, general and administrative expenses, provision for expected credit losses, research and development expenses, interest expense, and income taxes in his evaluation of the quarterly and annual segment operating results as such expenses are managed and reviewed at the consolidated level.

Segment Information

The tables below summarize the Company’s segment operating results for the years ended September 30, 2025, 2024 and 2023:

For the Year Ended September 30, 2025

	Sale of Clean-energy equipment	Sale of Digitalization and integration equipment	Sale of new energy	Delivery of oil and gas engineering technical services	Total
Revenues	$22,073,207	$2,731,568	$19,536,237	$3,994,541	$48,335,553
Cost of revenues	(17,538,969)	(2,113,040)	(19,231,664)	(926,209)	(39,809,882)
Gross profit	$4,534,238	$618,528	$304,573	$3,068,332	$8,525,671

For the Year Ended September 30, 2024

	Sale of Clean-energy equipment	Sale of Digitalization and integration equipment	Sale of new energy	Delivery of oil and gas engineering technical services	Total
Revenues	$33,816,111	$3,081,230	$25,822,344	$6,353,689	$69,073,374
Cost of revenues	(23,492,973)	(2,521,522)	(25,173,782)	(1,850,578)	(53,038,855)
Gross profit	$10,323,138	$559,708	$648,562	$4,503,111	$16,034,519

For the Year Ended September 30, 2023

	Sale of Clean-energy equipment	Sale of Digitalization and integration equipment	Sale of new energy	Delivery of oil and gas engineering technical services	Total
Revenues	$39,581,383	$3,364,644	$23,204,437	$6,933,984	$73,084,448
Cost of revenues	(27,713,920)	(3,154,108)	(22,745,219)	(1,092,160)	(54,705,407)
Gross profit	$11,867,463	$210,536	$459,218	$5,841,824	$18,379,041

Reconciliation of Segment Profit (Gross Profit) to Consolidated Income Before Income Taxes

	Year Ended September 30,
	2025	2024	2023
Total segment profit (gross profit)	$8,525,671	$16,034,519	$18,379,041
Corporate expenses:
Selling and marketing expenses	(1,835,938)	(2,053,194)	(775,957)
General and administrative expenses	(5,124,362)	(4,475,500)	(4,713,012)
Provision for expected credit losses	(2,984,108)	(1,504,390)	(840,900)
Research and development expenses	(247,216)	(449,542)	(158,657)
Total operating expenses	(10,191,624)	(8,482,626)	(6,488,526)
(Loss) income from operations	(1,665,953)	7,551,893	11,890,515
Other income, net	2,435,510	623,141	473,711
Income before income taxes	$769,557	8,175,034	$12,364,226

Reconciliation of Segments’ assets to the Consolidated assets.

	As of September 30,
	2025	2024
Clean-energy equipment	$44,096,905	$54,539,861
Digitalization and integration equipment	7,904,522	3,756,020
New energy	1,658,836	3,581,161
Oil and gas engineering technical services	23,558,598	10,720,158
Other corporate assets	46,535,830	38,624,803
Total assets	$123,754,691	$111,222,003

	As of September 30,
	2025	2024
Total assets related to reportable segments	$77,218,861	$72,597,200
Other corporate assets	46,535,830	38,624,803
Elimination of intercompany balances	(54,422,059)	(41,587,953)
Total consolidated assets	$69,332,632	$69,634,050

NOTE 21 - SUBSEQUENT EVENTS

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

NOTE 22 - PARENT COMPANY INFORMATION

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

